rue21®

2012 ANNUAL REPORT


13001423

FASHION, QUALITY, VALUE.



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended February 2, 2013

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to


SEC MAIL PROCESSING
RECEIVED
APR 26 2013
WASH. D.C.
196
SECTION

Commission File Number 1-34536

rue21, inc.
(Exact name of registrant as specified in its charter)

Delaware	**25-1311645**
(State or other jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
800 Commonwealth Drive Warrendale, Pennsylvania	**15086**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(724) 776-9780

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.001 per share	**The NASDAQ Global Select Market**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting stock held by non-affiliates of the registrant as of July 28, 2012 was $400,186,969.

The number of shares of the registrant's common stock outstanding as of March 25, 2013 was 23,758,648.

Documents Incorporated by Reference

Portions of the registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on June 7, 2013 (hereinafter referred to as the "2013 Proxy Statement") are incorporated by reference into Part III.



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CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this Annual Report on Form 10-K are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected earnings, revenues, costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies, or the expected outcome or impact of pending or threatened litigation are forward-looking statements. The information contained in forward-looking statements is subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

- our failure to identify and respond to new and changing fashion trends, customer preferences and other related factors;
- our failure to successfully execute our growth strategy, due to delays in store growth and our e-commerce initiatives, difficulties executing sales and operating profit margin initiatives;
- the failure of our new stores or our existing stores to achieve sales and operating levels consistent with our expectations;
- risks and challenges in connection with sourcing merchandise from third party domestic and foreign vendors, including the risk that current or prospective vendors may be unable or unwilling to supply us with adequate quantities of their merchandise in a timely manner or at acceptable prices;
- our level of success in gaining and maintaining broad market acceptance of our exclusive brands;
- our failure to protect our brand image;
- economic conditions, and their effect on the financial and capital markets, our vendors and business partners, employment levels, consumer demand, spending patterns, inflation and the cost of goods;
- our loss of key personnel or our inability to hire additional personnel;
- seasonality of our business;
- increases in costs of raw materials for our merchandise, fuel, or other energy, transportation or utilities costs and in the costs of labor and employment;
- the impact of governmental laws and regulations, accounting rules and regulations, and the outcomes of legal proceedings;
- disruptions in our supply chain and distribution facility;
- damage or interruption to our information systems, including system security risks;
- changes in the competitive environment in our industry and the markets in which we operate, including competition among online retailers;
- natural disasters, unusually adverse weather conditions, pandemic outbreaks, boycotts and geo-political events;
- the incurrence of material uninsured losses or excessive insurance costs; and
- our failure to maintain effective internal controls.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our other Securities and Exchange Commission (SEC) filings and public communications. You should evaluate all forward-looking statements made in this Annual Report on Form 10-K in the context of these risks and uncertainties. We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences we anticipate or affect us or our operations in the way we expect. The forward-looking statements included in this Annual Report on Form 10-K are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

rue21, inc.
2012 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. *Business.*

Our Company

rue21, inc. and subsidiaries ("rue21, inc." or the "Company") were originally incorporated in Pennsylvania in October 1976. We changed our name to rue21, inc. in May 2003 and reincorporated in Delaware on October 30, 2009. rue21 is a fast growing specialty apparel retailer offering the newest fashion trends at every day great value. At the end of fiscal year 2012, we operated 877 stores in 47 states. Many of our stores are located in small and middle market communities that we believe have been underserved by traditional specialty apparel retailers.

We offer a broad selection of merchandise for anyone who wants to look and feel 21. Over the last few years, rue21 has expanded and developed a number of product categories to complement our extensive apparel offerings, including rue21 etc!, our girls jewelry and accessories category, tarea by rue21, our intimate apparel, Carbon Elements, our guys accessories, and a full line of fragrances and beauty products. Our coordinated merchandise assortment allows our customer to create a complete look from head to toe, and our merchandising model allows us to quickly identify and respond to trends and bring proven concepts and styles to our customers every day at great value. We believe that the mix of fashion and key items we offer at attractive price points allows us to compete effectively against all of our competitors, from traditional specialty retailers to larger department stores and mass merchant discount retailers.

Our principal executive offices are located at 800 Commonwealth Drive, Warrendale, Pennsylvania, 15086. Our telephone number is 724-776-9780.

Our internet address is www.rue21.com. We make available through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission ("SEC"). Certain financial information about our revenues from external customers, measures of profit or loss and total assets is set forth in Note 1 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K.

Our Business Strategy

We pursue a three-pronged business strategy that focuses on diversification and growth. The key elements of our strategy are:

- *Diversified Product* — girls, guys, and rue21 etc! We offer a broad range of girls and guys apparel and accessories, including footwear, jewelry and fragrances.
- *Flexible Real Estate* — strip centers, regional malls, and outlet centers. As of February 2, 2013 approximately 51% of our 877 stores were located in strip centers, 36% in regional malls and 13% in outlet centers. With low store build-out costs, competitive lease terms and a low-cost operating model, our stores generate a consistently strong return on investment in all three types of shopping centers.
- *Balanced Sales Growth* — new stores and comparable store sales. We drive sales growth through opening new stores, and increasing our comparable store sales. In fiscal year 2012, we opened 125 new stores. Our new stores ramp up to full maturity quickly and are generally profitable in the first year of operations.

We believe our business strategy presents us with significant opportunities to increase net sales and net income, and we continue to invest capital to build the infrastructure necessary to support our growth. This includes investments in systems designed to drive sales and improve merchandise margins and new in-store technology that will allow us to streamline tasks and optimize customer service. We are also making significant investments to construct our e-commerce platform for future online sales. Strategies that we believe will continue to generate earnings growth for the Company include the opportunity to:

- *Increase Square Footage.* We intend to drive our square footage growth by opening new stores. Following a disciplined real estate strategy, we have increased our geographic presence by opening 125 new retail stores in fiscal year 2012. We operated 877 locations as of February 2, 2013, and believe there is significant opportunity to expand to 1,700 stores. Most of our new stores will be opened in strip centers and regional malls in small and middle market communities where there are few competitors offering fashion merchandise with a similar shopping experience to ours.
- *Drive Comparable Store Sales.* We seek to maximize our comparable store sales by continuing to expand the depth of our fashion offerings, adding impact with strong point-of-sale events in key volume sales categories, and growing our high margin accessories categories. We believe marketing and operational initiatives will also increase our brand loyalty, and our efforts to streamline our in-store processes and reduce tasks will give our associates the ability to focus on providing superior customer service, resulting in increased transactions. The Company plans to continue to reach our customers through social media channels and by executing our successful bounce back coupon programs, which we believe will drive repeat business and grow sales.
- *Improve Profit Margins.* We believe we have the opportunity to continue to drive margin expansion through scale efficiencies, implementation of technology and business processes, continued cost discipline and changes in merchandise mix. We believe our strong expected store growth will permit us to take advantage of economies of scale in sourcing and to leverage our existing infrastructure, corporate overhead and fixed costs. We are focused on increasing efficiencies in our supply chain and distribution systems to achieve better product flow. We believe the expansion of our higher margin categories, such as accessories and footwear, will increase our overall margins over time.
- *E-commerce.* The Company is actively engaged in the planning, design and construction of our e-commerce business. Our e-commerce web site will allow our customers the ability to shop online for many of the same products available in our store locations. We believe this is an opportunity to further enhance our customer connection, our store experience, and awareness for our products. E-commerce will begin the next phase of our brand development and will provide future growth opportunities.

Our Stores

As of February 2, 2013, we operated 877 stores in 47 states throughout the United States. Our stores are located in strip centers, regional malls and outlet centers.

Store Locations

The following store list shows the number of stores operated in each state as of February 2, 2013:

Alabama	29	Iowa	13	Nebraska	7	South Carolina	24
Arizona	21	Kansas	9	Nevada	9	South Dakota	3
Arkansas	12	Kentucky	20	New Hampshire	4	Tennessee	33
California	36	Louisiana	29	New Jersey	5	Texas	95
Colorado	13	Maine	1	New Mexico	10	Utah	20
Connecticut	6	Maryland	9	New York	19	Vermont	1
Delaware	2	Massachusetts	8	North Carolina	47	Virginia	20
Florida	36	Michigan	29	North Dakota	1	Washington	13
Georgia	52	Minnesota	9	Ohio	36	West Virginia	10
Idaho	5	Mississippi	21	Oklahoma	24	Wisconsin	14
Illinois	31	Missouri	20	Oregon	11	Wyoming	4
Indiana	20	Montana	6	Pennsylvania	30		

See Note 1 to the Consolidated Financial Statements for certain geographic information, which is incorporated by reference.

Distinctive Store Experience

Our stores are designed by our in-house team and periodically refreshed in partnership with architectural consultants with the goal of creating an exciting and inviting atmosphere for girls and guys to shop and socialize. Our stores feature colorful displays showcasing the latest styles and trends, themed dressing rooms and top-40 music. Girls and guys apparel is located in separate areas with trend walls displaying the newest fashions. We believe that the fun and playful atmosphere in our stores contributes to the overall shopping experience.

Each of our stores is typically led by a manager, a full-time assistant manager, two part-time assistant managers and eight to ten part-time sales associates, depending on store volume.

Store Growth

Our in-house real estate team works along with our brokerage network to negotiate the leases, lease renewals and construction costs of every site. We lease all of our stores and determine store locations based on several factors, including geographic location, demographic information and proximity to other value retailers including Walmart, Target and Kohl's, that we believe will drive traffic to a shopping center. Additionally, we analyze factors such as performance of a particular shopping center, the quality and nature of existing shopping center tenants and the configuration of the space and the lease terms being offered.

In fiscal year 2012, we opened 125 new stores. We plan to open a total of 125 stores in fiscal year 2013. We believe the potential exists to grow our store base to over 1,700 stores from 877 stores as of February 2, 2013. Our new store strategy is primarily focused on expanding our presence in small and middle market communities that are starved for fashion. We also see an opportunity to increase our footprint within regional malls.

The table below highlights certain information regarding our new stores opened as of the fiscal year end for each of the years indicated below:

	2012	2011	2010
Stores at beginning of period	755	638	535
Stores opened during period	125	120	105
Stores closed during period	(3)	(3)	(2)
Stores at end of period	877	755	638

rueCulture and rueCommunity

A key component to our ongoing success has been our ability to preserve and continue to build our deep rooted corporate and customer culture. The passion and commitment fostered by rueCulture enables us to connect with our employees and customers, to differentiate our customers' shopping experience and to ultimately drive our growth and profitability.

Customer Connection

We create a fun and exciting fashion destination for our customers both in the store, through our themed dressing rooms and our top-40 music selection, and on the internet via our website, the rueCommunity blog and other social networking sites such as Facebook, Twitter and YouTube. Additionally, we reach out to the rueCommunity through e-mail, and our successful e-mail capture initiatives have expanded our online community and secured our entry into our e-commerce business. By carrying the newest styles and regularly updating floor sets, we encourage our customers to shop our stores frequently. Our store associates share the rue21 excitement and deliver a memorable, high energy in-store experience to our customers. Our stores have become a community destination of choice where customers can meet and socialize with friends.

Associate Development

rueCulture emphasizes exceptional people, and we believe that the passion and commitment of our managers, assistant managers and sales associates are key to our past and future success. We are intensely focused on fostering the talents of our employees and are committed to providing sales associates and managers with career advancement opportunities. We endeavor to promote a large portion of store managers and district managers from within our company. We emphasize clear communication throughout the company, and routinely hold store manager conference calls and store level, district, and regional management meetings to keep our employees focused, informed and involved. In addition, we provide continuing education and training through our Management Advancement Development training program and our "rueniversity" assistant manager training program, which promote building effective management skills and reinforce the rueCulture.

Our Products and Brands

We offer a complete assortment of fashion apparel and accessories for girls and guys, including graphic t-shirts, denim, dresses, shirts, hoodies, belts, jewelry, handbags, footwear, intimate apparel and other accessories at every day great value. We seek to identify the most current fashion trends in the market and utilize our product and sourcing teams to quickly introduce these fashions to our stores. All of our brands are sold exclusively through our own stores. Our apparel and accessory brands include rue21 (Girls apparel), rue21 etc! (Girls accessories), tarea by rue21 (Girls intimate apparel), Carbon and CJ Black (Guys apparel), and Carbon Elements (Guys accessories). In addition, we sell our own line of fragrances under names of rue by rue21, revert eco rue21, CJ Black, sparkle rue21, Pink Ice by rue21, MetroBlack rue21, tarea by rue21, twentyone black, runway21 by rue21, Carbon Elements, Intense by rue21, and rue21 etc!.

The table below indicates our product mix as a percentage of our net sales derived from our product categories, based on our internal merchandising system, as of fiscal year end for each of the years indicated:

	Fiscal Year		
	2012	2011	2010
Girls			
Apparel	57.5%	56.6%	55.9%
Accessories	23.6%	25.0%	25.7%
Guys Apparel and Accessories	18.9%	18.4%	18.4%
Total	100.0%	100.0%	100.0%

Our product mix may change based on the growth rate of each product category, although an increase in net sales in one of our product categories may not necessarily decrease net sales in our other product categories. Our diversified product assortment allows us to benefit from increased sales in all categories.

Merchandising and Sourcing

Our flexible, fast fashion model allows us to quickly identify and respond to trends and bring the newest, tested concepts and styles to our stores. We strive to offer a compelling product selection for our customers by regularly editing our merchandise assortment to reflect key fashion trends and by shipping new merchandise to our stores multiple times per week.

Merchandising

Our merchandise buying teams, led by our General Merchandise Manager and Merchandising Directors, are responsible for identifying emerging fashion trends, reviewing merchandise lines from new and existing vendors, and selecting merchandise for our stores that will resonate with our customers. The merchants are responsible for developing seasonal strategies, as well as buying, editing and pricing our merchandise on an ongoing basis based on customer demand. Our marketing, product development and visual teams work with the merchandise team to coordinate color and trends across the product assortments to ensure trend right merchandise that encourages multiple unit and outfit purchases. Our merchants are dedicated to consistently delivering high quality fashion assortments at every day great value.

Sourcing

We do not own or operate any manufacturing facilities. We purchase all of our merchandise from a network of domestic based importers and domestic vendors. We believe our lack of dependence on any one vendor enhances our flexibility and minimizes product risk. In addition, we believe our long-term relationships with many of our vendors enable us to benefit from quick deliveries as well as competitive pricing.

Although all of our vendors are based in the United States, the majority source our products from overseas. Our vendors are responsible for importing products. We do not directly import any of our merchandise or exercise control over manufacturing of our merchandise. A small portion of our merchandise is manufactured domestically.

Our vendors are required to sign our vendor agreement that incorporates a comprehensive vendor compliance manual, which is updated regularly. The vendor compliance manual details our packing, shipping and production requirements primarily related to tagging and labeling, as well as our legal requirements, professional and ethical standards and payment terms. We typically transact business on an order-by-order basis. Each purchase order also incorporates and references the requirements, standards and terms described in the preceding sentence. The purchase orders, vendor agreement and vendor compliance manual all are designed to ensure that our vendors operate in compliance with all applicable rules and regulations, including labor, customs and consumer protection laws. We do not control or audit the vendors that produce the merchandise we sell. We do reserve the right to conduct random testing of products and use a third party resource to conduct such random testing on designated categories of items to further address our concern for customer safety. Our national freight consolidator ships to our distribution facility in Weirton, West Virginia from both the west coast and east coast.

Marketing and Advertising

We believe that girls and guys rely heavily on the opinions of their peers to determine whether a retailer is relevant to them. As a result, we do not depend on conventional advertising, but instead employ a viral approach to marketing that is designed to capture the interest of our customers and drive them into our stores through the use of the internet and social media channels. For example, product knowledge, trend statements and fashion blogs are posted daily through Facebook, Twitter and YouTube. Our rue21.com website reinforces our brand image and allows us to reach our customers in a fun and interactive environment. Website promotions and contests are an added incentive to motivate teens to share their voice. In addition, email campaigning is used to send “e-blasts” and coupons. The “e-blasts” highlight key trends, new products and promotional events to drive our customer back to our stores.

We use our website and social networking to promote our brand image and employ a viral marketing approach to building brand awareness and customer loyalty. We often initiate marketing efforts in concert with the local shopping center management in advance of opening our stores. At a store level, we reinforce our brands through in-store signage, events, and product labeling, and by hiring diverse, energetic and enthusiastic individuals who exemplify our brand. Our coupon programs encourage repeat business from our customers. We have built an extensive coupon program which is strategically planned during select times of the year to maximize sales, traffic and customer loyalty.

Distribution

We distribute all of our merchandise from our recently expanded 378,000 square foot distribution and office facility located in Weirton, West Virginia. Substantially all merchandise arrives at our distribution facility pre-ticketed by our vendors, which allows for a quick turnaround time and reduced internal labor. The nature of the retail business requires us to carry a significant amount of inventory, especially prior to peak selling season when we, along with other retailers, generally build up inventory levels. In general, the merchandise is received, sorted and packed in to shipments for each store based on a predetermined allocation plan. The distribution facility then uses an automated sorting system for separating shipments by store. Merchandise is shipped to our stores daily via a third-party delivery service to ensure a steady flow of new products to our stores.

Information Systems

Our management information systems provide a full range of business process support and information to our store, merchandising, financial and real estate business teams. We believe the combination of our business processes and systems provide us with improved operational efficiencies, scalability, increased management control and timely reporting that allow us to identify and respond to trends in our business.

Competition

Although the retail industry is highly competitive, we believe rue21 is specialized in its ability to operate successfully in many different types of markets. Although large value retailers, including Walmart, Target and Kohl's, sell merchandise at comparable price points, our store format and in-store shopping experience is distinctive, with an exciting and inviting atmosphere offering trend-right fashions and our exclusive brands. Large value retailers may only have a small part of their store and total product selection dedicated to apparel and accessories. Department stores, including Dillard's and JC Penney, or other junior retailers may be located in proximity to us in regional malls or outlet centers; however we believe that we have been successful competing against all types of competition based on our product assortment, exclusive brands, ability to respond to changing trends and distinctive combination of fashion and value. As we develop our e-commerce platform, we will also compete with online retailers and omni-channel specialty retailers, who may offer a wider selection of brands or deeper discounts on apparel and accessories.

Intellectual Property

We have registered numerous trademarks, trade names and logos with the United States Patent and Trademark Office. We believe that the recognition associated with these trademarks makes them extremely valuable and, therefore, we intend to use and renew our trademarks in accordance with our business plans. In addition we own domain names, including www.rue21.com, for our primary trademarks and own unregistered copyright rights in our website content. We also rely on a variety of intellectual property rights that we license from third parties. We expect to continually grow our merchandise assortment and strengthen our brands, and we will continue to file new applications as appropriate to protect our intellectual property rights. In addition, we will continue to register and renew indefinitely applicable foreign trademarks.

Regulation and Legislation

We are subject to labor and employment laws, laws governing advertising and promotions, privacy laws, safety regulations and other laws, including consumer protection regulations that regulate retailers and/or govern the promotion and sale of merchandise and the operation of stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

Employees

As of February 2, 2013, we had 11,124 employees of which 8,317 were part-time employees. None of our employees is represented by a union and we have had no labor-related work stoppages. Our rueCulture emphasizes teamwork and the belief that everyone can make a difference. The value we place on our employees is one of the keys to our success, and as a result we believe our relationship with our employees is strong.

Seasonality

Our operations are seasonal in nature and consist of two principal selling seasons: Spring (the first and second quarters) and Fall (the third and fourth quarters). Generally, our highest sales volume occurs in the fourth quarter, which includes the holiday selling season. Accordingly, cash requirements are highest in the third quarter as our inventories build in advance of the holiday season. In addition, our quarterly results can be affected by the timing of new store openings and store closings, the amount of sales contributed by new and existing stores, as well as the timing of certain holidays.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports and the proxy statement for our annual meeting of stockholders are made available, free of charge, on our corporate website, www.rue21.com, as soon as reasonably practicable after such reports have been filed with or furnished to the SEC.

Our Code of Business Conduct and Ethics (the "Code") and Board of Directors Committee Charters (for each of our Audit, Compensation and Corporate Governance and Nominating Committees) are also available on our website. The Committee Charters and the Code can be found at www.rue21.com, under the "Investor Relations, Corporate Governance" tab. Any amendments and waivers to the Code will also be available on our website.

All of these documents are available in print to any stockholder who requests them via our website or by writing to rue21, inc., c/o Vice President and General Counsel, 800 Commonwealth Dr., Warrendale, PA 15086.

The public may also read and copy any materials that we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. In addition, these materials may be obtained at the website maintained by the SEC at www.sec.gov. The public may obtain information on the operation of the SEC's Public Reference room by calling the SEC at 1-800-SEC-0330.

The content of our website (www.rue21.com) is not intended to be incorporated by reference in this Annual Report on Form 10-K.

Item 1A. *Risk Factors.*

Our business is highly dependent upon our ability to identify and respond to new and changing fashion trends, customer preferences and other related factors.

Fashion trends and customer tastes are volatile and can change rapidly. Our success depends in large part upon our ability to effectively identify and respond to changing fashion trends and consumer demands, and to translate market trends into appropriate, saleable product offerings in a timely manner. A small number of our employees, including our divisional merchandise managers, our Senior Vice President and General Merchandise Manager and our President and Chief Executive Officer, are primarily responsible for performing this analysis and making related product purchase decisions. Failure of these employees to identify and react appropriately to new and changing trends or tastes or to accurately forecast demand for certain product offerings could lead to, among other things, excess inventories, markdowns and write-offs, which could have a material adverse effect on our business plan, results of operations and financial condition.

Our square footage growth strategy depends upon our ability to successfully open and operate a significant number of new stores each year in a timely and cost-effective manner.

Our square footage growth strategy depends on our ability to open new stores in new markets each year. The success of the strategy depends on many factors including, among others, our ability to:

- identify suitable store locations primarily in strip centers and regional malls, the availability of which is largely outside of our control;
- negotiate acceptable lease terms, desired tenant allowances and assurances from operators and developers that they can complete the project, which depend in part on the financial resources of the operators and developers;
- obtain or maintain adequate capital resources on acceptable terms;
- source sufficient levels of inventory at acceptable costs;
- hire, train and retain an expanded workforce of store managers and other personnel;
- successfully integrate new stores into our existing control structure and operations, including information system integration;
- maintain adequate distribution facility, information system and other operational system capabilities;
- identify and satisfy the merchandise and other preferences of our customers in new geographic areas and markets; and
- address competitive, merchandising, marketing, distribution and other challenges encountered in connection with expansion into new geographic areas and markets.

Our failure to effectively address challenges such as these could adversely affect our ability to successfully open and operate new stores in a timely and cost-effective manner.

In addition, as the number of our stores increases, we may face risks associated with market saturation of our product offerings or operating complexity as our store base grows. To the extent our new store openings are in markets where we have existing stores, we may experience reduced net sales in existing stores in those markets. Finally, there can be no assurance that any newly opened stores will be received as well as, or achieve net sales or profitability levels comparable to those of, our existing stores in the time periods estimated by us, or at all. If our stores fail to achieve, or are unable to sustain, acceptable net sales and profitability levels, our business may be materially harmed and we may incur significant costs associated with closing those stores.

Our growth strategy depends on strategic initiatives designed to increase sales and improve the efficiencies, costs and effectiveness of our operations, and failure to achieve or sustain our strategic initiatives may have an adverse impact on our business and financial results.

There is no assurance that we will be able to implement important strategic initiatives in accordance with our expectations, which may result in an adverse impact on our business and financial results. These strategic initiatives are designed to improve our results of operations and drive long-term stockholder value, and include expanding into new geographic markets, reducing shrink, adding technology to our stores in order to improve efficiency, and developing and expanding our merchandise assortments and selling methods including e-commerce. There can be no assurance we will be able to successfully integrate the planned initiatives into our existing operations profitably. These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

We currently have several strategies planned to improve sales and merchandise margins. There is no guarantee that the shift to new business processes will result in higher sales in our stores or improved margins for our business as a whole. Moreover, implementation of these strategies could increase costs and place a strain on our management, operational resources, and information systems. The failure of our strategies to improve sales and merchandise margins could have a material adverse impact on our business or our stock price.

We experience fluctuations in our comparable store sales.

Our success depends in part on our ability to improve sales. A variety of factors affect comparable store sales, including fashion trends, competition, current economic conditions, the timing of new merchandise releases and promotional events, changes in our merchandise mix, timing and location in the opening of stores, and weather conditions. These factors may cause our comparable store sales results to differ materially from prior periods and from expectations. Our comparable store sales have fluctuated in the past on an annual, quarterly, and monthly basis. Failure to meet the expectations of investors or securities analysts in one or more future periods could reduce the market price of our common stock.

Our business is sensitive to global, national and regional consumer spending and economic conditions.

Consumer purchases of discretionary retail items and specialty retail products, including our products, may be affected by economic conditions such as employment levels, salary and wage levels, the availability of consumer credit, inflation, high interest rates, high tax rates, high fuel prices and consumer confidence in future economic conditions. Purchases of fashion apparel, beauty products and accessories often decline during periods when economic or market conditions are unsettled or weak. In such circumstances, we may increase the number of promotional sales, which could have a material adverse effect on our results of operations, financial condition and cash flows.

Continued challenging macroeconomic conditions and rising raw material costs could negatively impact our vendors, which, in turn, could have an adverse impact on our business. Some of our vendors are small and specialized with limited resources, production capacities and operating histories. Rising costs of raw materials, fuel, or labor shortages could cause our vendors to slow or cease shipments or require or condition their sale of merchandise on more stringent payment terms, which could result in lost sales, cancellation charges, or excessive markdowns.

Our failure to protect our reputation could have a material adverse effect on our brand image.

Our ability to maintain our reputation is critical to our brand image and any negative publicity may reduce demand for our merchandise. If we or our business partners fail to comply with local laws or regulations, ethical, social, product, labor and environmental standards it could jeopardize our reputation and potentially lead to various adverse consumer actions or loss of business. Damage to our reputation or loss of consumer confidence for any reason could have a material adverse effect on our competitive position, results of operations, financial condition and cash flows, as well as require additional resources to rebuild our reputation.

We could face increased competition from other retailers that could adversely affect us and our growth strategy.

The specialty retail industry is highly competitive. We compete for sales with a broad range of other retailers, including individual and chain specialty stores, department stores and discount retailers. In addition to the traditional store-based retailers, we also compete with direct marketers or retailers that sell similar lines of merchandise online and who target customers through the internet. Brand image, marketing, design, price, service, quality, image presentation and fulfillment are all competitive factors in both the store-based and internet channels.

Many of our competitors have substantially greater name recognition as well as financial, marketing and other resources and therefore may be able to adapt to changes in customer preferences more quickly, devote greater resources to marketing and sale of their products, generate national brand recognition or adopt more aggressive pricing policies than we can. Many of our competitors also utilize traditional forms of advertising and marketing media which we do not, including advertising through use of newspapers, magazines, billboards, television and radio, which may provide them with greater brand recognition than we have.

Our competitors may also sell certain products or substantially similar products through the internet or through outlet centers or discount stores, increasing the competitive pricing pressure for those products. We cannot assure you that we will continue to be able to compete successfully against existing or future competitors. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on us. Competitive forces and pressures may intensify as our presence in the retail marketplace grows.

We do not possess exclusive rights to many of the elements that comprise our in-store experience and product offerings. Our competitors may seek to emulate facets of our business strategy and in-store experience, which could result in a reduction of any competitive advantage or special appeal that we might possess. In addition, some of our product offerings are sold to us on a nonexclusive basis. As a result, our current and future competitors may be able to duplicate or improve upon some or all of our in-store experience or product offerings that we believe are important in differentiating our stores and our customers' shopping experience, especially those competitors with significantly greater financial, marketing and other resources than ours. If our competitors were to duplicate or improve upon some or all of our in-store experience or product offerings, our competitive position and our business could suffer.

We depend on key personnel and may not be able to retain or replace these individuals or recruit additional personnel, which could harm our business.

Much of our future success depends on the continued availability and service of senior management personnel. The loss of any of our executive officers or other key senior management personnel may have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis. In addition, any such departure could be viewed in a negative light by investors and analysts, which could cause our common stock price to decline.

Failure to attract and retain qualified field and store management and to control labor costs, as well as other labor issues, could adversely affect our financial performance.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of store employees, including store managers, who understand and appreciate our corporate culture and customers, and are able to adequately and effectively represent our culture and establish credibility with our customers. If we are unable to hire and retain store personnel capable of consistently providing a high level of customer service, our ability to open new stores may be impaired, the performance of our existing and new stores could be materially adversely affected and our brand image may be negatively impacted. We are also dependent upon temporary personnel to adequately staff our stores and distribution facility. Any failure to meet our staffing needs or any material increases in employee turnover rates could have a material adverse effect on our business or results of operations.

Currently, none of our employees is represented by a union. However, our employees have the right at any time under the National Labor Relations Act to form or affiliate with a union. If some or all our workforce were to become unionized and the terms of the collective bargaining agreement were significantly different from our current compensation arrangements, it could increase our costs and adversely impact our profitability.

Our ability to attract customers to our stores that are located in strip centers, regional malls and outlet centers depends heavily on the success of the shopping centers in which our stores are located, and any decrease in customer traffic in these shopping centers could cause our net sales to be less than expected.

Our sales are derived, to a significant degree, from the volume of traffic in the shopping centers where our stores are located. We benefit from the ability of other shopping centers' tenants, particularly anchor stores such as Walmart, Target and Kohl's, to generate consumer traffic in the vicinity of our stores and the continuing popularity of the strip centers, regional malls and outlet centers as shopping destinations. Our sales volume and traffic may be adversely affected by, among other things, economic downturns nationally or regionally, high fuel prices, increased competition, changes in consumer demographics, a decrease in popularity of shopping centers or of stores in the shopping centers in which our stores are located, the closing of anchor stores important to our business, or a deterioration in the financial condition of shopping center operators or developers which could, for example, limit their ability to finance shopping center improvements for us and other retailers. A reduction in consumer traffic as a result of any of these or other factors could have a material adverse effect on us.

We plan to use cash from operations to fund our expanding business and execute on our growth strategy and risks associated with leasing substantial amounts of space, including future increases in occupancy costs, could have a negative impact on our cash flow.

To support our expanding business and execute our growth strategy, we will need significant amounts of cash from operations, including funds to pay our lease obligations, build out new store spaces, purchase inventory, pay personnel, further invest in our infrastructure and facilities, and pay for the increased costs associated with establishing an e-commerce sales channel. In particular, payments under the operating leases associated with our stores and our distribution facility account for a significant portion of our operating expenses.

Our substantial operating lease obligations could have significant negative consequences, including:

- requiring that a substantial portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes;
- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our flexibility in planning for or reacting to changes in our business or in the industry in which we compete; and
- limiting our ability to obtain additional financing.

Any of these consequences could place us at a disadvantage with respect to our competitors. We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operations to fund these activities or we experience working capital leverage deterioration, and sufficient funds are not otherwise available to us under our senior secured credit facility, we may need additional equity or debt financing. If such financing is not available to us on satisfactory terms, our ability to run and expand our business or to respond to competitive pressures would be limited and we could be required to delay, significantly curtail or eliminate planned store openings or operations or other elements of our growth strategy.

Additional sites that we lease may be subject to long-term non-cancelable leases if we are unable to negotiate our current standard lease terms. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. Our inability to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close would materially adversely affect us.

Accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements in the next few years. If adopted, such a change would require us to record a significant amount of lease related assets and liabilities on our balance sheet and make other changes to the recording and classification of lease related expenses on our statement of operations and cash flows. This and other future changes to accounting rules or regulations or the questioning of current accounting practices in regard to leases may materially impact the presentation of our results of operations.

Our ability to obtain merchandise at competitive prices depends primarily on our sourcing relationships and the ability of our vendors to manufacture and supply us with merchandise, and any events that adversely affect our vendors or their ability to obtain financing for their operations could disrupt merchandise deliveries and result in lost sales and profitability.

We do not own or operate any manufacturing facilities. We purchase all of our merchandise from third-party vendors. There can be no assurance that we will be able to acquire desired merchandise in sufficient quantities on acceptable terms or at all in the future, especially if we need significantly greater amounts of inventory in connection with the growth of our business. Any inability to acquire suitable merchandise in sufficient quantities and at acceptable prices, in particular exclusive merchandise, due to the loss of or deterioration or change in our relationship with one or more key vendors, or events harmful to our vendors, may materially adversely affect us. In addition, increased orders may negatively impact our approach of generally striving to minimize the time from purchase order to product delivery, and may increase our markdown risk.

We generally have no long-term purchase contracts or other contractual assurances of continued supply, pricing or access to new products. Any of our vendors could discontinue supplying us with desired products in sufficient quantities for a variety of reasons. The benefits we currently experience from our vendor relationships could be adversely affected if our vendors:

- choose to discontinue selling non-exclusive or exclusive products to us;
- refuse to allow us to return merchandise purchased from them;
- raise the prices they charge us;
- sell similar or identical products to certain of our competitors, many of whom purchase products in significantly greater volume and, in some cases, at lower prices than we do;
- enter into arrangements with competitors that could impair our ability to sell their products, including by giving our competitors exclusive licensing arrangements or exclusive access to styles, brands and products or limiting our access to such arrangements or styles, brands or products;
- initiate or expand sales of their products through their own stores or through the Internet to the retail market and therefore compete with us directly; or
- sell their products through outlet centers or discount stores, increasing the competitive pricing pressure we face.

So long as we purchase merchandise from domestic vendors who source products overseas, any event causing a sudden disruption of manufacturing or imports from Asia, Central America or elsewhere, including the imposition of additional import restrictions, could materially harm our operations. Many of our imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States from countries in Asia, Central America or elsewhere. We compete with other companies for production facilities and import quota capacity. New initiatives may be proposed impacting the trading status of certain countries and may include retaliatory duties or other trade sanctions which, if enacted, would limit or reduce the products purchased from suppliers in such countries.

Our vendors' sourcing operations may also be hurt by political and financial instability, strikes, health concerns regarding infectious diseases in countries in which our merchandise is produced, adverse weather conditions or natural disasters that may occur in Asia, Central America or elsewhere or acts of war or terrorism in the United States or worldwide, to the extent these acts affect the production, shipment or receipt of merchandise. Our future operations and performance will be subject to these factors, which are beyond our control, and these factors could materially hurt our business, financial condition and results of operations or may require us to modify our current business practices or incur increased costs.

We may suffer risks if our vendors fail to follow our vendor guidelines, including the risk that a vendor or a manufacturer may fail to use acceptable labor practices or comply with other applicable laws.

Many of the products sold in our stores are manufactured outside of the United States, which may increase the risk that the labor, manufacturing safety and other practices followed by the manufacturers of these products may differ from those generally accepted in the United States. Although we require each of our vendors to sign a purchase order and vendor agreement that requires adherence to accepted labor practices and compliance with labor, manufacturing safety and other laws, we do not supervise, control or audit our vendors or the manufacturers that produce the merchandise we sell to our customers, and we have no direct relationship and very limited contact with any of the manufacturers. The violation of such labor, manufacturing safety or other laws by any of our vendors or these manufacturers, or the divergence of the labor practices followed by any of our vendors or these manufacturers from those generally accepted in the United States, could interrupt, or otherwise disrupt, the shipment of finished products to us or damage our brand image and/or subject us to boycotts by our customers or activist groups.

Our net sales and inventory levels fluctuate on a seasonal basis or due to store events or promotions, leaving our operating results particularly susceptible to changes in seasonal shopping patterns and related risks.

Our net sales are typically disproportionately higher during the back-to-school and winter holiday seasons. Any significant decrease in net sales during the back-to-school or winter holiday seasons would have a material adverse effect on us. In addition, in order to prepare for these seasons, we must order and keep in stock significantly more merchandise than we carry during other parts of the year. This inventory build-up may require us to expend cash faster than is generated by our operations during this period. Any unanticipated decrease in demand for our products during these peak shopping seasons could require us to sell excess inventory at a substantial markdown, which could have a material adverse effect on our business, profitability, ability to repay any indebtedness and our brand image. In addition, we may experience variability in net sales as a result of a variety of other factors, including the timing of new store openings, store events, promotions or other marketing activities, which may cause our results of operations to fluctuate on a quarterly basis and relative to corresponding periods in prior years.

A significant disruption to our distribution network or to the timely receipt of inventory could adversely impact sales or increase our transportation costs, which would decrease our profits.

Our only distribution facility is located in Weirton, West Virginia. Our distribution facility supports our entire business. All of our merchandise is shipped to the distribution facility from our vendors, and then packaged and shipped from our distribution facility to our stores. The success of our stores depends on their timely receipt of merchandise. The efficient flow of our merchandise requires that we have adequate capacity and fulfillment in our distribution facility to support our current level of operations, and the anticipated increased levels that may follow from our growth plans. If we encounter difficulties associated with our distribution facility or if it were to shut down for any reason, including by fire, natural disaster, or a prolonged shutdown, we could face shortages of inventory, resulting in "out-of-stock" conditions in our stores, and incur significantly higher costs and longer lead times associated with distributing merchandise to our stores. This could have a material adverse effect on our business and harm our reputation. In addition, our failure to provide adequate order fulfillment and secure additional distribution capacity when necessary could impede our growth plans, and the further increase of this capacity would increase our costs.

We currently rely upon independent third-party transportation providers for substantially all of our product shipments, including shipments to all of our stores. Our utilization of their delivery services for shipments, or those of any other shipping companies we may elect to use, is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the shipping company's abilities to provide delivery services that adequately meet our shipping needs. If we change shipping companies, we could face logistical difficulties that could adversely affect deliveries and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from the independent third-party transportation providers we currently use, which in turn would increase our costs.

We rely heavily on information technology systems and any failure, inadequacy, or interruption of those systems could harm our ability to effectively operate our business.

We rely heavily on information technology systems across our operations, including for management of our supply chain, point-of-sale processing in our stores, our financial accounting and reporting, compensating our employees, managing our website and various other processes and transactions. See "Business — Information Systems." Our ability to effectively manage our business and coordinate the sourcing, distribution and sale of our merchandise depends significantly on the reliability and capacity of these systems.

System security risk issues could disrupt our information technology services, and any such disruption could harm our net sales, increase our expenses, and harm our reputation and stock price.

Through our operations, we collect and store certain personal information that our customers provide to enroll in promotional programs, register on our website, or otherwise communicate and interact with us. We may request customer zip codes to assist in site selection or place customers on email distribution lists at their request. In addition, we rely on third party technology and systems in certain aspects of our businesses, including to securely transmit confidential information. Despite instituted safeguards for the protection of such information, security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with more stringent privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

There are claims made against us from time to time that can result in litigation or regulatory proceedings which could distract management from our business activities and result in significant liability or damage to our brand image.

As a growing company with expanding operations, we increasingly face the risk of litigation and other claims against us. Our business is subject to the risk of litigation by employees, consumers, suppliers, competitors, stockholders, government agencies and others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The number of employment-related class actions filed each year has continued to increase, and recent changes and proposed changes in Federal and state laws may cause claims to rise even more. The outcome of litigation, particularly class action lawsuits, regulatory actions and intellectual property claims, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, certain of these lawsuits, if decided adversely to us or settled by us, may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operation are required. The cost to defend future litigation may be significant. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. We cannot predict or determine the ultimate outcome of any legal or administrative proceedings to which we are now subject or may become subject in the future or quantify the loss, expense or other amounts attributable to any such matter. The resolution of any future legal claims and administrative proceedings, if unfavorable, could have a material adverse effect on our business and results of operations.

The investments we make to successfully execute our e-commerce business could strain our resources and have an adverse impact on our results of operations.

The Company has begun planning, designing, and constructing an e-commerce business. The resources we intend to dedicate to building and executing an e-commerce business could place a strain on management and other initiatives. The failure to successfully implement and execute an e-commerce business could negatively affect our growth and profitability. Finally, an e-commerce business is subject to a number of risks and uncertainties which are beyond our control, including the following:

- changes in consumer willingness to purchase goods via the internet;
- increases in software filters that may inhibit our ability to market our products through e-mail messages to our customers and increases in consumer privacy concerns relating to the Internet;
- changes in technology;
- changes in applicable federal and state regulation, such as the Federal Trade Commission Act, the Children's Online Privacy Act, the Fair Credit Reporting Act and the Gramm-Leach-Bliley Act and similar types of laws;
- breaches of internet security;
- failure of our internet service providers to perform their services properly and in a timely and efficient manner;
- failures in our e-commerce infrastructure or the failure of systems or third parties, such as telephone or electric power service, resulting in website downtime or other problems;

- failure by us to process on-line customer orders properly and on time, which may negatively impact future on-line and in-store purchases by such customers; and
- failure to integrate or execute fulfillment services into our distribution center, which may negatively impact future on-line and in store purchases by customers.

If we are not able to provide satisfactory service to our internet customers, our future growth will be adversely affected. Further, we may be vulnerable to the special competitive pressures from the growing e-commerce activity in our market, both as they may impact our own e-commerce business, and as they may impact the operating results and investment values of our existing physical stores.

We may be subject to liability if we infringe upon the trademarks or other intellectual property rights of third parties.

We sometimes purchase merchandise from vendors who hold manufacturing and distribution rights under the terms of certain licenses or who themselves own intellectual property rights to the merchandise. In addition, we purchase merchandise that may be subject to design copyrights, design patents, or otherwise may incorporate protected intellectual property. We rely upon vendors' representations set forth in our purchase orders and vendor agreements concerning their right to sell us the products that we purchase from them. If a third party claims to have licensing rights with respect to merchandise we purchased from a vendor, or we acquire unlicensed merchandise, we could be obligated to remove such merchandise from our stores, incur costs associated with destruction of such merchandise if the distributor or vendor is unwilling or unable to reimburse us, and be subject to liability under various civil and criminal causes of action, including actions to recover unpaid royalties and other damages and injunctions. Although our purchase orders and vendor agreement with each vendor require the vendor to indemnify us against such claims, a vendor may not have the financial resources to defend us, in which case we may have to pay the costs and expenses associated with defending such claim. Any of these results could harm our brand image and have a material adverse effect on our business and growth.

If we were to be found liable for any infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could harm our brand image. In addition, any payments we are required to make and any injunctions we are required to comply with as a result of such infringement actions could adversely affect our financial results.

Failure to comply with existing laws or regulations, or changes in such laws and regulations, including employment laws and laws related to our merchandise, could make conducting our business more expensive or otherwise change the way we do business.

We are subject to numerous laws and regulations, including labor and employment, customs, truth-in-advertising, consumer protection and zoning and occupancy laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of stores and warehouse facilities. Our policies, procedures and internal controls are designed to comply with all applicable laws and regulations, including those imposed by the Sarbanes-Oxley Act of 2002, the Securities Exchange Act of 1934, Payment Card Industry Data Security Standards (PCI/DSS) and the NASDAQ stock market rules. Failure to comply with such laws and regulations could have a material adverse impact on our financial condition or the price of our common stock.

Changes in international, federal, state or local laws, rules or regulations, including but not limited to laws, rules or regulations related to employment, wages, data privacy, information security, intellectual property, taxes, products, product safety, health and safety, and imports and exports, could increase the Company's costs of doing business or otherwise impact the Company's business. These laws and regulations are complex, continuously evolving and the related enforcement is increasingly aggressive, particularly in the state of California, which has increased the cost of compliance. If these laws and regulations were to change or were violated by our management, employees, vendors, buying agents or trading companies, the costs of certain goods could increase, we could be subject to damage to our reputation, class action lawsuits, legal and settlement costs, civil and criminal liability, restatements of our financial statements, disruption of our business and loss of customers which could hurt our business and results of operations. Any required changes to our employment practices could result in increased payroll costs, the loss of employees, reduced sales, low employee morale and harm to our business and results of operations. It is often difficult for us to plan and prepare for potential changes to applicable laws and future actions or payments related to such changes could be material to us.

Enacted federal health care legislation could increase our expenses.

We are self-insured with respect to our health care coverage in the U.S. and do not purchase third party insurance for the health insurance benefits provided to employees with the exception of pre-defined stop loss coverage, which helps limit the cost of large claims. In March 2010, The Patient Protection and Affordable Care Act was enacted requiring employers such as us to provide health insurance for all qualifying employees or pay penalties for not providing coverage. The most significant increases in cost will occur in fiscal year 2014. We are evaluating the impact the new law will have on us, and although we cannot predict with certainty the financial and operational impacts the new law will have, we expect to be required to provide health benefits to more employees than we currently do, which could raise our labor costs. While the majority of these costs will begin in fiscal year 2014, there is no assurance that we will be able to absorb and/or pass through the costs of such legislation in a manner that will not adversely impact our results or operations.

We may be unable to protect our trademarks or other intellectual property rights.

We are not aware of any claims of infringement upon or challenges to our right to use any of our brand names or trademarks in the United States. Nevertheless, there can be no assurance that the actions we have taken to establish and protect our trademarks may not be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks or proprietary rights of others. Also, others may assert rights in, or ownership of, our trademarks and other proprietary rights or claim that we are infringing on their proprietary rights, and we may not be able to successfully resolve these types of conflicts to our satisfaction. In addition, upon registration of our marks internationally, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States.

Although we have begun to register our trademarks in some foreign countries, international protection of our brand image and the use of these marks could be limited. Other entities may have rights to trademarks that contain portions of our marks or may have registered similar or competing marks for apparel and accessories in foreign countries in which our vendors source our merchandise. There may also be other prior registrations in other foreign countries of which we are not aware. Accordingly, it may be possible for others to enjoin the manufacture, sale or exportation of our branded goods to the United States. If we were unable to reach a licensing arrangement with these parties, our vendors may be unable to manufacture our products in those countries. Our inability to register our trademarks or purchase or license the right to use our trademarks or logos in these jurisdictions could limit our ability to obtain supplies from less costly markets or penetrate new markets should our business plan change to include selling our merchandise in those jurisdictions outside the United States.

Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Our executive officers, directors and our largest stockholder own, in the aggregate, approximately 37.5% of our outstanding common stock and will own options that will enable them to own, in the aggregate, approximately 39% of our outstanding common stock on a diluted basis. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions and will have significant influence over our management and policies. Two of the eight members of our board of directors are principals of Apax Partners. Funds advised by Apax Partners can take actions that have the effect of delaying a change in control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power among funds advised by Apax Partners may have an adverse effect on the price of our common stock. The interests of these stockholders may not be consistent with your interests as a stockholder.

In addition, our amended and restated certificate of incorporation will provide that the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, that relate to business combinations with interested stockholders will apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. The provisions of Section 203 of the DGCL may delay, prevent or deter a merger, acquisition, tender offer or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock.

Our amended and restated certificate of incorporation provides that the doctrine of corporate opportunity does not apply to Apax Partners, funds advised by Apax Partners, or any of our directors who are employees of or affiliated with Apax Partners, acting on Apax Partners' behalf, or funds advised by Apax Partners, in a manner that would prohibit them from investing or participating in competing businesses. To the extent they invest in such other businesses, Apax Partners or funds advised by Apax Partners may have differing interests than our other stockholders.

Our stock price may be volatile or may decline regardless of our operating performance or other factors.

Our stock price may fluctuate substantially as a result of variations in our actual or projected performance or the financial performance of other companies in the retail industry. In addition, the stock market has experienced price and volume fluctuations that have affected the market price of many retail and other stocks and that have often been unrelated or disproportionate to the operating performance of these companies.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

- establish a classified board of directors so that not all members of our board of directors are elected at one time;
- authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super majority voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;
- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
- provide that the board of directors is expressly authorized to make, alter, or repeal our amended and restated bylaws; and
- establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

We do not own any real property. Our principal executive office is located in an 84,000 square foot space in Warrendale, Pennsylvania and is leased under a lease agreement expiring in 2021.

Our 378,000 square foot distribution facility is located in Weirton, West Virginia. Our distribution facility is leased under a lease agreement expiring in 2026, with an option to renew for two additional five-year terms.

As of February 2, 2013, we operated 877 stores in 824 cities in 47 states. All of our stores are leased from third parties and the leases typically have terms of five to ten years with options to renew for additional five-year periods thereafter. Most of our leases have early cancellation clauses, which permit the lease to be terminated by us or the landlord if certain sales levels are not met in specific periods or if a shopping center does not meet specified occupancy standards. In addition to future minimum lease payments, most of our store leases provide for additional rental payments based on a percentage of net sales if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Many of our lease agreements have defined escalating rent provisions over the initial term and any extensions.

We believe that our facilities are generally adequate for current and anticipated future use.

Item 3. *Legal Proceedings.*

For a description of the Company's legal proceedings, see Note 9 to the audited financial statements which are incorporated herein by reference.

Item 4. *Mine Safety Disclosures*

Not Applicable.

Part II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock has been listed on The NASDAQ Global Select Market under the symbol "rue" since our initial public offering on November 13, 2009. Before then, there was no public market for our common stock. The following table sets forth the high and low sales prices of our common stock per share, as reported by The NASDAQ Global Select Market. The number of holders of record of our stock as of December 31, 2012 was approximately 154.

The following table sets forth the high and low sales prices of our common stock per share, as reported by The NASDAQ Global Select Market.

	Fiscal Year 2011	
	High	**Low**
1st Quarter (Commencing January 30, 2011)	$35.51	$27.33
2nd Quarter (May 1, 2011)	$36.98	$28.38
3rd Quarter (July 31, 2011)	$31.29	$21.88
4th Quarter (October 30, 2011)	$26.64	$19.95
	Fiscal Year 2012	
	High	**Low**
1st Quarter (January 29, 2012)	$30.92	$24.20
2nd Quarter (April 29, 2012)	$31.49	$24.51
3rd Quarter (July 29, 2012)	$33.58	$24.08
4th Quarter (October 28, 2012)	$31.10	$27.05

Dividends

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, including our senior secured credit facility and other indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deems relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

The Section of our 2013 Proxy Statement entitled "Equity Compensation Plan Information" is hereby incorporated by reference into this Item 5.

Stock Price Performance Graph

The following graph compares the cumulative stockholder return on our common stock from November 13, 2009 (the date of our initial public offering) through February 2, 2013 with the return on the Total Return Index for the NASDAQ Stock Market (US securities only) and the NASDAQ Retail Trade Stocks. The graph assumes $100 invested on November 13, 2009, in the stock of rue21, inc. the NASDAQ Global Stock Market (US securities only), and the NASDAQ Retail Trade Stocks. It also assumes that all dividends are reinvested.


Comparison of 39 Month Cumulative Total Return
Assumes Initial Investment of $100
February 2013
DOLLARS
300
250
200
150
100
50
0
rue21, inc.
NASDAQ Stock Market (US Companies)
NASDAQ Retail Trade Index
11/30/2009
1/30/2010
1/29/2011
1/28/2012
2/2/2013

Comparison of Cumulative Total Return
Assumes Initial Investment of $100
February 2, 2013

		x		
	11/30/2009	**1/29/2011**	**1/28/2012**	**2/2/2013**
Rue21, inc.	100.00	155.26	135.04	156.43
NASDAQ Stock Market (US securities only)	100.00	126.48	135.68	155.23
NASDAQ Retail Trade Index	100.00	128.08	155.13	183.51

(1) Returns are based upon the premise that $100 is invested in each of (a) our common stock, (b) NASDAQ Stock Market (US securities only), and (c) the index of NASDAQ Retail Trade Stocks on November 13, 2009, and that all dividends (if any) were reinvested. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

Unregistered Sales of Equity Securities

The following table provides information regarding our repurchases of our common stock during the 14 Weeks Ended February 2, 2013.

Period	Total Number of Shares Purchased	Average Price Paid Per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Approximate Dollar value of Shares that May Yet be Purchased Under the Plans or Programs(1)
October 28, 2012 to November 24, 2012	47,600	29.24	47,600	26,456,329
November 25, 2012 to December 29, 2012	49,968	29.12	49,968	25,001,484
December 30, 2012 to February 2, 2013	—	—	—	25,001,484
Total	97,568	$29.18	97,568	$25,001,484

(1) All of the above repurchases were made on the open market at prevailing market rates plus related expenses under our stock repurchase program, which authorized the repurchase of up to $50 million in common stock. Our stock repurchase program was authorized by our Board of Directors and publicly announced on May 24, 2012.

Item 6. *Selected Consolidated Financial Data.*

The following selected financial data are derived from the Consolidated Financial Statements of the Company. We have also included certain non-financial operating data to enhance your understanding of our business. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and the Company's Consolidated Financial Statements and related notes herein. The historical results presented below are not necessarily indicative of results of operations to be expected for any future period.

	Fiscal Year Ended				
	February 2, 2013(1)	January 28, 2012	January 29, 2011	January 30, 2010	January 31, 2009
	(in thousands, except per share and operating data)				
Consolidated Statement of Income Data					
Net sales	$901,886	$760,302	$634,728	$525,600	$391,414
Cost of goods sold	556,368	473,662	399,896	337,693	257,853
Gross profit	345,518	286,640	234,832	187,907	133,561
Selling, general and administrative expense	244,096	197,176	163,006	134,078	99,886
Depreciation and amortization expense	32,961	26,618	21,980	16,994	11,624
Income from operations	68,461	62,846	49,846	36,835	22,051
Interest (Income) expense, net	(27)	(9)	74	436	1,385
Provision for income taxes	24,587	23,905	19,528	14,382	8,027
Net income	$ 43,901	$ 38,950	$ 30,244	$ 22,017	$ 12,639
Net income per common share					
Basic	$ 1.81	$ 1.60	$ 1.25	$ 0.99	$ 0.58
Diluted	$ 1.76	$ 1.55	$ 1.21	$ 0.96	$ 0.55
Weighted average common shares outstanding					
Basic	24,287	24,417	24,277	22,267	21,914
Diluted	24,903	25,051	25,002	23,037	22,814
Operating Data (unaudited):					
Comparable store sales change(2)	0.7%	0.4%	2.1%	7.8%	3.7%
Number of stores open at end of period	877	755	638	535	449
Total gross square feet end of period (in thousands)	4,347	3,708	2,989	2,390	1,949
Capital expenditures (in thousands)	$ 60,127	$ 53,552	$ 40,480	$ 33,630	$ 26,464

1) Except for the fiscal year ended February 2, 2013, which includes 53 weeks, all fiscal years presented include 52 weeks.
2) The comparable sales increase for the period ended February 2, 2013 is compared to the corresponding 52 week period in fiscal year 2011. The extra week in fiscal year 2012 has been excluded from the comparable store sales calculation.

	As of				
	February 2, 2013	January 28, 2012	January 29, 2011	January 30, 2010	January 31, 2009
	(in thousands)				
Consolidated Balance Sheet Data					
Cash, cash equivalents and short-term investments	$ 63,519	$ 71,960	$ 50,111	$ 26,751	$ 4,611
Working capital	98,910	86,981	49,723	21,604	798
Total assets	399,509	348,022	260,343	188,273	140,659
Total long-term debt	—	—	—	—	19,476
Stockholders' equity	178,311	147,223	102,129	67,448	18,393
Cash Flow Data					
Cash from operations	$ 74,979	$ 74,200	$ 61,643	$ 48,779	$ 36,589

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

You should read the following discussion together with "Selected Consolidated Financial Data," and the historical consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in Part I — Item 1A "Risk Factors". Our actual results may differ materially from those contained in or implied by any forward-looking statements.

We operate on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31 of the following year. For example, references to "fiscal year 2012" refer to the fiscal year ended February 2, 2013.

Overview

rue21 is a fast growing specialty apparel retailer offering the newest fashion trends for girls and guys at value prices. We were originally founded in 1976 as a value-focused specialty apparel retailer. In 1998, we were acquired by certain funds now advised by Apax Partners, through SKM Equity Fund II, L.P. and SKM Investment Fund II. In 2001, we began repositioning our company by aligning our stores under one brand name, strengthening our management team, honing our fashion value merchandise approach and refocusing our store growth strategy. In late 2006, we introduced our larger rue21 etc! store layout, which averages approximately 5,000 square feet and features a separate store-in-store for our rue21 etc! girls jewelry and accessories category. As of February 2, 2013, we operated 877 stores in 47 states, 749 of which featured the larger rue21 etc! store layout.

Our strong growth and operating results reflect the initiatives taken by our management team, as well as the increasing acceptance of our brand and merchandise. Our net sales increased from $391.4 million in fiscal year 2008 to $901.9 million in fiscal year 2012, a compound annual growth rate of 23.2%. Over the same period, we grew income from operations from $22.1 million to $68.5 million, a compound annual growth rate of 32.7%. Since the beginning of fiscal year 2008, we have increased our store base from 352 stores to 877 stores as of February 2, 2013. Our total square footage growth has outpaced our total store growth over this same period, reflecting the increasing size of our average store.

We expect to continue our strong growth in the future. We believe there is a significant opportunity to grow our store base to over 1,700 stores. We plan to open approximately 125 stores in fiscal year 2013. We expect to continue to drive our comparable store sales by refreshing our existing stores, increasing the penetration of our newer product categories, increasing our brand awareness, and continuing to provide our distinctive in-store experience to the rue21 etc! layout.

Our growth in total square footage is supported by our store economics, which we believe to be very attractive. As a result of our low store build-out costs, favorable lease terms and low-cost operating model, our stores generate strong returns on investment. We focus our real estate strategy on strip centers, regional malls and outlet centers, primarily in small and middle market communities, which we believe are underserved by traditional junior and young men's specialty apparel retailers. Our typical new store investment is approximately $180,000, which includes build-out costs, net of landlord tenant allowances and initial inventory, net of payables. New stores generate on average between $900,000 and $1.1 million in net sales per store in the first twelve months.

We continue to invest the capital necessary to support our future growth. In 2012 we made strategic investments in people and infrastructure that we believe will reap long-term benefits, including investments in planning and allocation systems, operations systems, and our e-commerce platform. In 2013 we will make further investments in people and infrastructure, primarily focused on the development of our e-commerce business and increasing our overall square footage growth.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures. The key measures for determining how our business is performing are net sales, comparable store and non-comparable store sales, gross profit margin and selling, general and administrative expense.

Net Sales

Net sales constitute gross sales net of any returns and merchandise discounts. Net sales consist of sales from comparable stores and non-comparable stores.

Comparable Store Sales

A store is included in comparable store sales on the first day of the 16th month after its opening, as new stores generally open with above run-rate sales volumes, which usually extend for a period of at least three months, and comparability generally is achieved twelve months after the initial three-month period after store opening. Comparable store sales include existing stores that have been converted to our rue21 etc! layout. When a store that is included in comparable store sales is in the process of being converted to our rue21 etc! layout, net sales from that store remain in comparable store sales. There may be variations in the way in which some of our competitors and other apparel retailers calculate comparable or "same store" sales. As a result, data in this Annual Report on Form 10-K regarding our comparable store sales may not be comparable to similar data made available by other retailers. Non-comparable store sales include sales not included in comparable store sales and sales from closed stores. The comparable sales increase for the period ended February 2, 2013 is compared to the corresponding 52 week period in fiscal year 2011. The extra week in fiscal year 2012 has been excluded from the comparable store sales calculation.

Store Productivity

As we continue to pursue our store growth strategy, we expect that a significant percentage of our net sales increase will continue to come from non-comparable store sales. Opening new stores is an important part of our growth strategy. Accordingly, comparable store sales is only one element we use to assess the success of our growth strategy.

The retail apparel industry is cyclical, and consequently our net sales are affected by general economic conditions. Purchases of apparel and accessories are sensitive to a number of factors that influence the levels of consumer spending, including economic conditions and the level of disposable consumer income, consumer debt, interest rates and consumer confidence.

Gross Profit

Gross profit is equal to our net sales minus our cost of goods sold. Gross margin measures gross profit as a percentage of our net sales. Cost of goods sold includes the direct cost of purchased merchandise, distribution center costs, all freight costs incurred to get merchandise to our stores, store occupancy costs and buying costs. The components of our cost of goods sold may not be comparable to those of other retailers.

Our cost of goods sold is substantially higher in higher volume quarters because cost of goods sold generally increases as net sales increase. Changes in the mix of our products, such as changes in the proportion of accessories, may also impact our overall cost of goods sold. We review our inventory levels on an ongoing basis in order to identify slow-moving merchandise, and generally use markdowns to clear that merchandise. The timing and level of markdowns are not seasonal in nature but are driven by customer acceptance of our merchandise. If we misjudge the market for our products, we may be faced with significant excess inventories for some products and be required to mark down those products in order to sell them. Significant markdowns have reduced our gross profit in some prior periods and may have a material adverse impact on our earnings for future periods depending on the amount of the markdowns and the amount of merchandise affected.

Selling, General and Administrative Expense

Selling, general and administrative expense includes administration, stock-based compensation and store expenses but excludes store occupancy costs and freight to stores. These expenses do not generally vary proportionally with net sales. As a result, selling, general and administrative expense as a percentage of net sales is usually higher in lower volume quarters and lower in higher volume quarters. The components of our selling, general and administrative expense may not be comparable to those of other retailers. Selling, general and administrative expense has increased significantly due to an increase in new store growth. Store count has increased approximately 64% to 877 stores from 535 stores since the beginning of fiscal year 2010.

Known Trends and Uncertainties

We are currently finalizing an amendment and restatement of our senior secured credit facility with Bank of America, due to mature on April 10, 2013. We expect that the facility, as amended and restated, will be a five-year $100 million senior secured revolving credit facility which is further expandable at our option in increments of $10 million up to a maximum of $130 million under certain defined conditions. As working capital has historically been the means by which the Company meets its material capital expenditure requirements, we anticipate that our cash position and net cash provided by operating activities will be sufficient to finance working capital needs and planned capital expenditures for at least the next twelve months even if we are unable to secure additional availability under the senior secured credit facility through the proposed amendment or if the senior secured credit facility matures according to its terms.

Results of Operations

The following tables summarize key components of our consolidated results of operations for the periods indicated, both in dollars and as a percentage of net sales:

	Fiscal Year Ended		
	February 2, 2013(1)	January 28, 2012	January 29, 2011
	(in thousands, except operating data)		
Net Sales	$901,886	$760,302	$634,728
Cost of goods sold	556,368	473,662	399,896
Gross profit	345,518	286,640	234,832
Selling, general and administrative expenses	244,096	197,176	163,006
Depreciation and amortization expense	32,961	26,618	21,980
Income from operations	68,461	62,846	49,846
Interest (Income) expense, net	(27)	(9)	74
Income before income taxes	68,488	62,855	49,772
Provision for income taxes	24,587	23,905	19,528
Net income	$ 43,901	$ 38,950	$ 30,244
Operating Data (unaudited)			
Number of stores open at the end of the period	877	755	638
Gross square feet at the end of the period (in thousands)	4,347	3,708	2,989
Comparable store sales change(2)	0.7%	0.4%	2.1%

	Fiscal Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Net Sales	100.0%	100.0%	100.0%
Cost of goods sold	61.7%	62.3%	63.0%
Gross profit	38.3%	37.7%	37.0%
Selling, general and administrative expenses	27.1%	25.9%	25.7%
Depreciation and amortization expense	3.7%	3.5%	3.5%
Income from operations	7.6%	8.3%	7.9%
Interest (Income) expense, net	0.0%	0.0%	0.0%
Income before income taxes	7.6%	8.3%	7.8%
Provision for income taxes	2.7%	3.1%	3.1%
Net income	4.9%	5.1%	4.8%

Note 1 — Except for the fiscal year ended February 2, 2013, which includes 53 weeks, all fiscal years presented include 52 weeks.

Note 2 — The comparable sales increase for the period ended February 2, 2013 is compared to the corresponding 52 week period in fiscal year 2011. The extra week in fiscal year 2012 has been excluded from the comparable store sales calculation.

The following table summarizes the number of stores open at the beginning of the period and at the end of the period.

	2012	2011	2010
Stores at beginning of period	755	638	535
Stores opened during period	125	120	105
Stores closed during period	(3)	(3)	(2)
Stores at end of period	877	755	638

Fiscal Year 2012 Compared to Fiscal Year 2011

Net Sales

In fiscal year 2012 (53 weeks), our net sales increased 18.6%, or $141.6 million, to $901.9 million from $760.3 million in fiscal year 2011 (52 weeks). This increase in net sales was due to an increase of approximately 12.6% in the number of transactions and an increase in the average dollar transaction of approximately 5.5%. The average dollar value of transactions increased due to a higher average unit retail and slight increase in units per transaction. In fiscal year 2012, the 53rd week contributed $11.3 million in total sales. During fiscal year 2012, we opened 125 new stores and closed three stores compared to 120 new stores and three store closures in fiscal year 2011. Our comparable store sales increased 0.7% in fiscal year 2012 compared to an increase of 0.4% in fiscal year 2011. There were 724 comparable stores and 153 non-comparable stores open at February 2, 2013 compared to 611 and 144, respectively, at January 28, 2012.

In fiscal year 2012, net sales of girls apparel, girls accessories and guys apparel and accessories represented 57.5%, 23.6% and 18.9%, respectively, of total net sales compared to 56.6%, 25.0% and 18.4%, respectively, for fiscal year 2011. For fiscal year 2012, the girls apparel, girls accessories and guys apparel and accessories categories grew by approximately 20.5%, 12.2% and 22.0%, respectively, as compared to fiscal year 2011.

Gross Profit

Gross profit increased 20.5%, or $58.9 million, in fiscal year 2012 to $345.5 million from $286.6 million in fiscal year 2011. Gross margin increased 60 basis points to 38.3% for fiscal year 2012 from 37.7% for fiscal year

2011. This increase was attributable to a 50 basis point increase in merchandise margin, primarily due to an improvement in our initial mark-up rate in fiscal year 2012. Gross margin also improved by 10 basis points as a percent of sales due to store occupancy costs in fiscal year 2012 compared to fiscal year 2011.

Selling, General and Administrative Expense

Selling, general and administrative expense increased 23.8%, or $46.9 million to $244.1 million in fiscal year 2012 from $197.2 million in fiscal year 2011. As a percentage of net sales, selling, general and administrative expense increased 120 basis points to 27.1% in fiscal year 2012 as compared to 25.9% in fiscal year 2011.

Store operating expenses increased 21.4%, or $31.9 million to $180.9 million in fiscal year 2012 from $149.0 million in fiscal year 2011. Store operating expenses increased 50 basis points as a percentage of sales primarily due to salary and related expenses. Corporate administrative and general expenses increased 31.1%, or $15.0 million to $63.2 million in fiscal year 2012 from $48.2 million in fiscal year 2011. Corporate administrative expenses increased 70 basis points primarily due to a 50 basis point increase in stock based compensation, a 30 basis point increase due to a California wage and hour case settlement and related costs, and a 10 basis point increase for non-recurring professional fees. Corporate administrative and general expenses were offset by a 20 basis point decrease in salary and related expenses as a percentage of sales.

Depreciation and Amortization Expense

Depreciation and amortization expense increased to 3.7% as a percentage of net sales in fiscal year 2012 as compared to 3.5% in fiscal year 2011. Depreciation and amortization expense increased 23.8%, or $6.4 million, in fiscal year 2012 to $33.0 million from $26.6 million in fiscal year 2011, and was primarily due to the continued opening of new stores and conversions, investments in information technology and the completion of the distribution center expansion during fiscal year 2012.

Provision for Income Taxes

The increase in provision for income taxes of $0.7 million in fiscal year 2012 from fiscal year 2011 was due primarily to a $5.6 million increase in pre-tax income. The effective tax rate was at 35.9% in fiscal year 2012 as compared to 38.0% in fiscal year 2011. This rate decrease was primarily the result of corporate restructuring and discrete events, including various tax credit programs in fiscal year 2012.

Net Income

Net income increased 12.7%, or $4.9 million, to $43.9 million in fiscal year 2012 from $39.0 million in fiscal year 2011. This increase was due to the factors discussed above.

Fiscal Year 2011 Compared to Fiscal Year 2010

Net Sales

In fiscal year 2011, our net sales increased 19.8%, or $125.6 million, to $760.3 million from $634.7 million in fiscal year 2010. This increase in net sales was due to an increase of approximately 14.7% in the number of transactions and an increase in the average dollar transaction of approximately 4.2%. The average dollar value of transactions increased due to a higher average unit retail slightly offset by a decrease in units per transaction. During fiscal year 2011, we opened 120 new stores and closed three stores compared to 105 new stores and 2 store closures in fiscal year 2010. Our comparable store sales increased 0.4% in fiscal year 2011 compared to an increase of 2.1% in fiscal year 2010. There were 611 comparable stores and 144 non-comparable stores open at January 28, 2012 compared to 523 and 115, respectively, at January 29, 2011.

In fiscal year 2011, net sales of girls apparel, girls accessories and guys apparel and accessories represented 56.6%, 25.0% and 18.4%, respectively, of total net sales compared to 55.9%, 25.7% and 18.4%, respectively, for fiscal year 2010. For fiscal year 2011, the girls apparel, girls accessories and guys apparel and accessories categories grew by approximately 21.3%, 16.0% and 19.8%, respectively, as compared to fiscal year 2010.

Gross Profit

Gross profit increased 22.1%, or $51.8 million, in fiscal year 2011 to $286.6 million from $234.8 million in fiscal year 2010. Gross margin increased 70 basis points to 37.7% for fiscal year 2011 from 37.0% for fiscal year 2010. This increase was attributable to a 70 basis point increase in merchandise margin, primarily due to an improvement in our initial mark-up rate in fiscal year 2011. Gross margin as a percent of sales was not impacted by store occupancy, distribution and buying costs, as these costs were flat as a rate to net sales in fiscal year 2011 compared to fiscal year 2010.

Selling, General and Administrative Expense

Selling, general and administrative expense increased 21.0%, or $34.2 million to $197.2 million in fiscal year 2011 from $163.0 million in fiscal year 2010. As a percentage of net sales, selling, general and administrative expense increased 20 basis points to 25.9% in fiscal year 2011 as compared to 25.7% in fiscal year 2010.

Store operating expenses increased 30 basis points as a percentage of sales primarily due to salary and related expenses. Corporate administrative and general expenses decreased 10 basis points primarily due to a decrease to salary and related expenses offset by a 30 basis point increase in stock based compensation.

Depreciation and Amortization Expense

Depreciation and amortization expense was flat as a percentage of net sales at 3.5% in fiscal year 2011 and fiscal year 2010, respectively. Depreciation and amortization expense increased 21.1%, or $4.6 million, in fiscal year 2011 to $26.6 million from $22.0 million and was primarily due to the continued opening of new stores and conversions, investments in information technology and the completion of the home office expansion during fiscal year 2011.

Provision for Income Taxes

The increase in provision for income taxes of $4.4 million in fiscal year 2011 from fiscal year 2010 was due primarily to a $13.1 million increase in pre-tax income. The effective tax rate was at 38.0% in fiscal year 2011 as compared to 39.2% in fiscal year 2010. This rate decrease was primarily the result of corporate restructuring and discrete events in fiscal year 2011.

Net Income

Net income increased 28.8%, or $8.8 million, to $39.0 million in fiscal year 2011 from $30.2 million in fiscal year 2010. This increase was due to the factors discussed above.

Liquidity and Capital Resources

Our primary source of liquidity is cash flows from operations. Our primary cash needs are generally for capital expenditures incurred in connection with the opening of new stores, the refreshing existing stores and the related increase in merchandise inventories. Cash is also required for investment in information technology, home office and distribution facility infrastructure and funding normal working capital requirements. The most significant components of our working capital are cash and cash equivalents, merchandise inventories, accounts payable and other current liabilities. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day or, in the case of credit or debit card transactions, within several days of the related sale, and we typically have up to 75 to 90 days to pay our vendors.

As of February 2, 2013, we had cash, cash equivalents and short term investments totaling $63.5 million. Our cash and cash equivalents consist of cash on deposit and investments with a maturity of 90 days or less. Our cash, cash equivalents and short term investments balance at February 2, 2013 decreased by $8.5 million from $72.0 million at January 28, 2012. Components of this change in cash for fiscal year 2012, as well as for change in cash for the fiscal years 2011 and 2010, are provided below in more detail.

A summary of operating, investing and financing activities are shown in the following table:

	Fiscal Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
		(in thousands)	
Provided by operating activities	$ 74,979	$ 74,200	$ 61,643
Used for investing activities	(50,127)	(83,552)	(40,480)
(Used for) Provided by financing activities	(23,293)	1,201	2,197
Increase (Decrease) in cash and cash equivalents	$ 1,559	$ (8,151)	$ 23,360

Operating Activities

Operating activities consist primarily of net income adjusted for non-cash items, including depreciation and amortization, deferred taxes, the effect of working capital changes and tenant allowances received from landlords.

	Fiscal Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
		(in thousands)	
Net income	$ 43,901	$ 38,950	$ 30,244
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	32,961	26,618	21,980
Deferred taxes	(2,749)	5,837	664
Share-based compensation	10,480	4,943	2,240
Merchandise inventory	(26,133)	(35,085)	(23,358)
Accounts payable	4,847	22,287	21,821
Other working capital components	12,448	10,652	9,157
All other	(776)	(2)	(1,105)
Net cash provided by operating activities	$ 74,979	$ 74,200	$ 61,643

During fiscal year 2012, we generated $75.0 million in cash from operating activities. Our major source of cash from operations was attributable to net income of $43.9 million offset by merchandise inventory required by operations of $26.1 million. Non-cash charges included depreciation and amortization of $33.0 million and stock compensation of $10.5 million.

During fiscal year 2011, we generated $74.2 million in cash from operating activities. Our major source of cash from operations was attributable to net income of $39.0 million and an increase in accounts payable of $22.3 million. Net cash was reduced for additional merchandise inventory required by operations of $35.1 million. Non-cash charges included depreciation and amortization of $26.6 million and stock compensation of $4.9 million.

During fiscal year 2010, we generated $61.6 million in cash from operating activities. Our major source of cash from operations was attributable to net income of $30.2 million and an increase in accounts payable of $21.7 million. Net cash was reduced for additional merchandise inventory required by operations of $23.4 million. Non-cash charges included depreciation and amortization of $22.0 million and stock compensation of $2.2 million.

Investing Activities

Investing activities consist of capital expenditures for new and existing stores, as well as investment in information technology. Additionally, the company purchased and redeemed short term investments during fiscal year 2012.

	Fiscal Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
		(in thousands)	
Capital expenditures, net of tenant allowances	$(40,355)	$(34,160)	$(25,462)
Tenant allowances	(19,772)	(19,392)	(15,018)
Proceeds from sales of short term investments	47,000	—	—
Purchases of short term investments	(37,000)	(30,000)	—
Net cash used for investing activities	$(50,127)	$(83,552)	$(40,480)

In fiscal year 2012, capital expenditures, net of tenant allowances increased $6.2 million as compared to fiscal year 2011. Capital expenditures, net of tenant allowances, for the opening of new and existing stores were $22.6 million, $22.3 million and $16.2 million in fiscal years 2012, 2011 and 2010, respectively. The remaining capital expenditures in fiscal year 2012 were primarily due to fixture refreshes and information technology investments.

While there can be no assurance that current expectations will be realized, the Company expects capital expenditures, net of tenant allowances, to be approximately $47.0 to $53.0 million in fiscal year 2013. This includes the system and supply chain infrastructure for an e-commerce platform planned to launch in early fiscal year 2014.

Purchases of short term investments consisted of highly liquid, money market funds with a maturity in excess of 90 days and less than 365 days.

Financing Activities

Financing activities consist principally of proceeds from the exercise of employee stock options and excess tax benefits from share-based award activities.

	Fiscal Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
		(in thousands)	
Repurchase of common stock as part of publicly announced programs	$(24,999)	$ —	$ —
Repurchase of common stock from employees	(400)	—	—
Proceeds from stock options exercised	1,090	563	688
Excess tax benefits from stock-based award activities	1,016	638	1,509
Net cash (used) provided by financing activities	$(23,293)	$1,201	$2,197

During fiscal year 2012, financing activities consisted primarily of repurchases of common stock of $25 million as part of the publicly announced program during fiscal year 2012.

Net cash of $1.2 million was provided by financing activities in fiscal year 2011, which was primarily utilized to fund general corporate activities. During fiscal year 2011, we received $0.6 million for the exercise of stock options, and we recognized a $0.6 million excess tax benefit related to share based award activities.

Senior Secured Credit Facility

Effective April 10, 2008, we established a five-year $60.0 million senior secured credit facility with Bank of America, N.A., which was amended on November 24, 2009. Key provisions of the amendment included an increase in the borrowing ceiling to $85 million from $60 million, which is further expandable at our option in increments of $5 million up to a maximum of $100 million under certain defined conditions. On November 18, 2011 a second amendment was executed. The key provision of the second amendment allows the Company to provide guarantees to third party lenders in connection with purchase orders in the ordinary course of business if such guarantees are considered necessary by the Company. Interest accrues at the higher of the Federal Funds rate plus .50%, the prime rate or the adjusted LIBOR rate plus 1.00% plus the applicable margin which ranges from 1.25% to 3.00%. Availability under our senior secured credit facility is collateralized by a first priority interest in all of our assets. As of February 2, 2013 and January 29, 2011, there was no amount outstanding under the senior secured credit facility.

Our senior secured credit facility includes a fixed charge covenant applicable only if net availability falls below a 10% threshold. We are in compliance with all covenants under our senior secured credit facility as of February 2, 2013 and expect to remain in compliance for the next twelve months.

We believe that our cash position, net cash provided by operating activities and availability under our senior secured credit facility will be adequate to finance working capital needs and planned capital expenditures for at least the next twelve months.

We are currently finalizing an amendment and restatement of our senior secured credit facility with Bank of America, due to mature on April 10, 2013. We expect that the facility, as amended and restated, will be a five-year $100 million of senior secured revolving credit facility which is further expandable at our option in increments of $10 million up to a maximum of $130 million under certain defined conditions.

Off Balance Sheet Arrangements

We are not a party to any off balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations as of February 2, 2013 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by Period				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
			(In thousands)		
Operating lease obligations(1)	461,173	75,921	133,918	107,183	144,151
Merchandise inventory purchase commitments	162,324	162,324	—	—	—
	$623,497	$238,245	$133,918	$107,183	$144,151

(1) Excludes common area maintenance (CAM) charges, real estate taxes and certain other expenses which amounted to approximately 19% of minimum lease obligations in fiscal year 2012 which we expect to be consistent for the next three years.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our consolidated results of operations and financial condition have been immaterial.

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires estimates and judgments that affect the reported amounts of our assets, liabilities, net sales and expenses. Management bases estimates on historical experience and other assumptions it believes to be reasonable given the circumstances and evaluates these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies involve a higher degree of judgment and complexity. See Note 1 to our Consolidated Financial Statements for the fiscal year ended February 2, 2013 for a complete discussion of our significant accounting policies. The following reflect the significant estimates and judgments used in the preparation of our Consolidated Financial Statements.

Revenue Recognition

Revenue is recognized upon purchase of merchandise by customers. Allowances for sales returns are recorded as a reduction of sales in the periods in which the sales are recognized. Deferred revenue is established upon the purchase of gift cards by customers, and revenue is recognized upon redemption of gift cards for merchandise.

Inventory Valuation

We value merchandise inventory at the lower of cost (first-in, first-out basis) or market using the retail inventory method. We record merchandise receipts at the time they are delivered to our consolidator, as we do not directly import any merchandise. This is the point at which title and risk of loss transfer to us.

We review our inventory levels to identify slow-moving merchandise and generally use markdowns to clear slow-moving merchandise. We record a markdown reserve based on estimated future markdowns related to current inventory. Each period we evaluate the selling trends experienced and the related promotional events or pricing strategies in place to sell through the current inventory levels. Markdowns may occur when inventory exceeds customer demand for reasons of style, seasonal adaptation, changes in customer preference, lack of consumer acceptance of fashion items, competition, or if it is determined that the inventory in stock will not sell at its currently ticketed price. Such markdowns may have an adverse impact on earnings, depending on the extent and amount of inventory affected. The anticipated deployment of new seasonal merchandise is reflected within the estimated future markdowns reserve used in valuing current inventory, as such new inventory in certain circumstances will displace merchandise units currently on-hand. The markdown reserve is recorded as an increase to cost of goods sold in the consolidated statements of income.

We also estimate a shrinkage reserve for the period of time between the last physical count and the balance sheet date. The estimate for shrinkage reserve can be affected by changes in merchandise mix and changes in actual shrinkage trends.

Asset Impairment

We are exposed to potential impairment if the book value of our assets exceeds their expected future cash flows. The major components of our long-lived assets are store fixtures, equipment and leasehold improvements. We have recognized impairment charges related to store conversions and may recognize impairment charges in the future. The impairment of unamortized costs is measured at the store level and the unamortized cost is reduced to fair value if it is determined that the sum of expected undiscounted future net cash flows estimated to be generated by those assets is less than net book value.

Income Taxes

We account for income taxes in accordance with the authoritative guidance issued by the Financial Accounting Standards Board (FASB), which requires the use of the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between our consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the tax rates, based on certain judgments regarding enacted tax laws and published guidance, in effect in the years when those temporary differences are expected to reverse. A valuation allowance is established against the deferred tax assets when it is more likely than not that some portion or all of the deferred taxes may not be realized. Changes in the level and composition of earnings, tax laws or the deferred tax valuation allowance, as well as the results of tax audits may materially impact our effective tax rate.

We recognize income tax liabilities related to unrecognized tax benefits in accordance with the FASB's authoritative guidance related to uncertain tax positions and adjust these liabilities when our judgment changes as the result of the evaluation of new information. We classify interest and penalties as an element of tax expense.

The calculation of the deferred tax assets and liabilities, as well as the decision to recognize a tax benefit from an uncertain position and to establish a valuation allowance require management to make estimates and assumptions. We believe that our assumptions and estimates are reasonable, although actual results may have a positive or negative material impact on the balances of deferred tax assets and liabilities, valuation allowances, or net income.

Stock-Based Compensation

We account for stock-based compensation in accordance with the FASB's authoritative guidance for stock-based compensation. Under this guidance, stock-based compensation cost is estimated at the grant date based on the award's fair value as calculated by the Black-Scholes option-pricing model and is recognized as expense over the requisite service period. The Black-Scholes model requires various highly judgmental assumptions including volatility, expected option life, risk free interest rate and dividend yield. The expected volatility reflects the application of SAB Topic 14's interpretive guidance and, accordingly, incorporates historical volatility of similar entities whose share prices are publicly available. The expected option life reflects the application of the simplified method set out in SAB Topic 14. The simplified method defines the life as the average of the contractual term of the options and the weighted-average vesting period for all option tranches. The risk-free interest rate is based on 7-year U.S. Treasury instruments whose maturities are similar to those of the expected term of the award being valued. The expected dividend yield was based on our expectation of not paying dividends on our common stock for the foreseeable future.

If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience. Further, to the extent our actual forfeiture rate is different from our estimate; stock-based compensation expense is adjusted accordingly.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Our principal market risk relates to interest rate sensitivity, which is the risk that future changes in interest rates will reduce our net income or net assets. Our senior secured credit facility accrues interest at the Bank of America N.A. base rate, defined at our option as the prime rate or the Eurodollar rate plus applicable margin, which ranges from 1.25% to 3.00% set quarterly dependent upon average net availability under our senior secured credit facility during the previous quarter. Because our senior secured credit facility bears interest at a variable rate, we will be exposed to market risks relating to changes in interest rates, if we have a meaningful outstanding balance. As of February 2, 2013, we had no outstanding borrowings under our senior secured credit facility, nor did we have any borrowings during fiscal year 2012. We do not believe we are significantly exposed to changes in interest rate risk. We currently do not engage in any interest rate hedging activity and currently have no intention to do so in the foreseeable future.

Item 8. ***Financial Statements and Supplementary Data.***

rue21, inc.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of rue21, inc.

We have audited the accompanying consolidated balance sheets of rue21, inc. as of February 2, 2013 and January 28, 2012, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended February 2, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of rue21, inc. at February 2, 2013 and January 28, 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 2, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), rue21, inc.'s internal control over financial reporting as of February 2, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 3, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Pittsburgh, Pennsylvania
April 3, 2013

rue21, inc.

Consolidated Balance Sheets

	February 2, 2013	January 28, 2012
	(in thousands, except per share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 43,519	$ 41,960
Short term investments	20,000	30,000
Accounts receivable	10,555	6,675
Merchandise inventory, net	157,269	131,136
Prepaid expenses and other current assets	13,905	11,767
Deferred tax assets	5,910	5,121
Total current assets	251,158	226,659
Property and equipment, net	144,852	117,798
Other assets	3,499	3,565
Total assets	$399,509	$348,022
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$108,760	$103,914
Accrued expenses and other current liabilities	24,202	16,570
Accrued payroll and related taxes	8,932	12,045
Deferred rent and tenant allowances, current portion	10,228	8,652
Accrued income and franchise taxes	126	1,068
Total current liabilities	152,248	142,249
Long-term liabilities:		
Deferred rent, tenant allowances and other long-term liabilities	59,325	46,965
Deferred tax liabilities	9,625	11,585
Total long-term liabilities	68,950	58,550
Commitments and Contingencies	—	—
Stockholders' equity:		
Preferred stock — par value $0.001 per share, 10,000 shares authorized; none issued or outstanding	—	—
Common stock — par value $0.001 per share; 200,000 shares authorized; 23,755 and 24,476 shares issued and outstanding, respectively	25	24
Additional paid in capital	50,281	37,696
Treasury stock, 939, and 0 shares, respectively	(25,399)	—
Retained earnings	153,404	109,503
Total stockholder's equity	178,311	147,223
Total liabilities and stockholders' equity	$399,509	$348,022

See accompanying notes to the consolidated financial statements.

rue21, inc.

Consolidated Statements of Income

	Fiscal Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
	(in thousands, except per share data)		
Net sales	$901,886	$760,302	$634,728
Cost of goods sold (includes certain buying, occupancy and distribution center expenses)	556,368	473,662	399,896
Gross profit	345,518	286,640	234,832
Selling, general, and administrative expense	244,096	197,176	163,006
Depreciation and amortization expense	32,961	26,618	21,980
Income from operations	68,461	62,846	49,846
Interest (income) expense, net	(27)	(9)	74
Income before income taxes	68,488	62,855	49,772
Provision for income taxes	24,587	23,905	19,528
Net income	$ 43,901	$ 38,950	$ 30,244
Basic income per common share	$ 1.81	$ 1.60	$ 1.25
Diluted income per common share	$ 1.76	$ 1.55	$ 1.21
Weighted average basic common shares outstanding	24,287	24,417	24,277
Weighted average diluted common shares outstanding	24,903	25,051	25,002

See accompanying notes to the consolidated financial statements.

rue21, inc.

Consolidated Statements of Stockholders' Equity

(in thousands)	Common Stock $0.001 Par Value Shares	Common Stock $0.001 Par Value Amount	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance January 30, 2010	**24,237**	**$24**	**$27,115**	**$ —**	**$ 40,309**	**$ 67,448**
Net income	—	—	—	—	30,244	30,244
Stock-based compensation expense	—	—	2,240	—	—	2,240
Stock issued for stock option exercises	142	—	688	—	—	688
Excess tax benefits from stock-based award activities	—	—	1,509	—	—	1,509
Balance January 29, 2011	**24,379**	**$24**	**$31,552**	**$ —**	**$ 70,553**	**$102,129**
Net income	—	—	—	—	38,950	38,950
Stock-based compensation expense	—	—	4,943	—	—	4,943
Stock issued for stock option exercises	97	—	563	—	—	563
Excess tax benefits from stock-based award activities	—	—	638	—	—	638
Balance January 28, 2012	**24,476**	**$24**	**$37,696**	**$ —**	**$109,503**	**$147,223**
Net income	—	—	—	—	43,901	43,901
Stock-based compensation expense	—	—	10,480	—	—	10,480
Repurchase of common stock as part of publicly announced programs	(926)	—	—	(24,999)	—	(24,999)
Repurchase of common stock from employees	(13)	—	—	(400)	—	(400)
Stock issued for stock option exercises	218	1	1,089	—	—	1,090
Excess tax benefits from stock-based award activities	—	—	1,016	—	—	1,016
Balance February 2, 2013	**23,755**	**$25**	**$50,281**	**$(25,399)**	**$153,404**	**$178,311**

See accompanying notes to the consolidated financial statements.

rue21, inc.

Consolidated Statements of Cash Flows

	Fiscal Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
		(in thousands)	
Operating activities			
Net income	$ 43,901	$ 38,950	$ 30,244
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	32,961	26,618	21,980
Loss on fixed asset disposals	153	311	183
Impairment of long-lived assets	87	325	221
Deferred taxes	(2,749)	5,837	664
Share based compensation	10,480	4,943	2,240
Excess tax benefits from stock-based award activities	(1,016)	(638)	(1,509)
Changes in:			
Accounts receivable	(3,880)	(390)	(2,608)
Merchandise inventory, net	(26,133)	(35,085)	(23,358)
Prepaid expenses and other current assets	(2,137)	(2,867)	(2,531)
Accounts payable	4,847	22,287	21,821
Accrued payroll and related taxes	(3,113)	(8)	1,567
Accrued expenses and other current liabilities	7,632	955	1,232
Deferred rent and tenant allowances	13,940	13,458	10,502
Accrued income and franchise taxes	75	(294)	1,107
Other	(69)	(202)	(112)
Net cash provided by operating activities	74,979	74,200	61,643
Investing activities			
Purchase of short term investments	(37,000)	(30,000)	—
Proceeds from sales of short term investments	47,000	—	—
Acquisition of property and equipment	(60,127)	(53,552)	(40,480)
Net cash used for investing activities	(50,127)	(83,552)	(40,480)
Financing activities			
Repurchase of common stock as part of publicly announced programs	(24,999)	—	—
Repurchase of common stock from employees	(400)	—	—
Excess tax benefits from stock-based award activities	1,016	638	1,509
Proceeds from stock options exercised	1,090	563	688
Net cash (used) provided by financing activities	(23,293)	1,201	2,197
Increase (Decrease) in cash and cash equivalents	1,559	(8,151)	23,360
Cash and cash equivalents, beginning of period	41,960	50,111	26,751
Cash and cash equivalents, end of period	$ 43,519	$ 41,960	$ 50,111
Supplemental disclosure of cash flow information			
Cash paid for interest (line of credit fees)	$ 302	$ 302	$ 312
Income taxes paid	$ 27,564	$ 18,379	$ 18,052

See accompanying notes to the consolidated financial statements.

rue21, inc.

Notes to Consolidated Financial Statements
For the Year Ended February 2, 2013

Note 1 — Business and Summary of Significant Accounting Policies

Organization

rue21, inc. (the Company or rue21) is a specialty retailer of junior girls and young men's apparel and accessories with 877, 755, and 638 stores as of February 2, 2013, January 28, 2012 and January 29, 2011 respectively, in various strip centers, regional malls and outlet centers throughout the United States. Sales are generally transacted for cash, checks and through the acceptance of third-party credit and debit cards.

On November 13, 2009, the Company completed an initial public offering of 7,780,252 shares of common stock at a price to the public of $19.00 per share, of which 1,650,000 shares were sold by the Company, 6,130,252 were sold by the selling stockholders (including 913,590 by members of the Company's management). Upon completion of the offering, the Company received proceeds of approximately $29.2 million, net of underwriters' discounts and commissions. On February 26, 2010, the Company completed an offering of 6,961,958 shares of common stock, including 908,081 shares of common stock subsequently sold pursuant to the underwriters' over-allotment option, at a price of $28.50 per share, all of which were sold by funds advised by Apax Partners L.P., the Company's principal stockholder and certain members of the Company's management. The Company received no proceeds from the offering and incurred approximately $0.6 million in expense related to the offering.

The Company's authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Principles of Consolidation

The consolidated financial statements include all the accounts of the Company and its wholly owned subsidiaries "r services, llc"and "rue services corporation." All intercompany transactions and balances have been eliminated in consolidation. At February 2, 2013, the Company operated as one segment.

Fiscal Year

The Company's fiscal year is 52 or 53 weeks ending on the Saturday nearest to January 31 of the following year. These consolidated financial statements were prepared for the 53 weeks ended February 2, 2013, "Fiscal Year 2012." As used herein "Fiscal Year 2011" and "Fiscal Year 2010" refer to the 52 week period ended January 28, 2012 and January 29, 2011, respectively.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Seasonality

Our business is seasonal and historically has consisted of two principal seasons: Spring (the first and second quarters) and Fall (the third and fourth quarters). Generally, our highest sales volume occurs in the fourth quarter, which includes the holiday selling season. Our business is also subject, at certain times, to calendar shifts which may occur during key selling times such as school holidays, Easter and regional fluctuations in the calendar during the back-to-school selling season.

Segment Reporting

Business or operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and assess performance.

The Financial Accounting Standard Board (FASB) has established authoritative guidance for reporting information about a company's operating segments, including disclosures related to a company's products and services, geographic areas and major customers. The Company does not have multiple operating segments or business components for which discrete financial information is prepared. The Company operates in and reports as a single operating segment which is the operation of its retail stores which are only located in the United States. The Company's Chief Executive Officer (CEO) is the chief decision maker. The Company's CEO utilizes a consolidated approach to assess performance and allocate resources. The Company has no international sales. Net sales are primarily generated through the retail store sale of merchandise to consumers. All of the Company's identifiable assets are located in the United States.

Business Concentration

The Company sells a diversified product mix that seeks a complementary balance to attract our core customers. The table below indicates our product mix as a percentage of net sales as of the fiscal year indicated:

	Fiscal Year		
	2012	2011	2010
Girls			
Apparel	57.5%	56.6%	55.9%
Accessories	23.6%	25.0%	25.7%
Guys Apparel and Accessories	18.9%	18.4%	18.4%
Total	100.0%	100.0%	100.0%

Fair Value of Financial Instruments

The FASB has established authoritative guidance that requires management to disclose the estimated fair value of certain assets and liabilities defined as financial instruments. As of February 2, 2013 and January 28, 2012, management believes that the carrying amounts of cash and cash equivalents, receivables, and payables approximate fair value because of the short maturity of these financial instruments.

Cash and Cash Equivalents

Cash includes cash equivalents, which includes credit and debit card transactions. Credit and debit card transactions are typically paid to the Company on the next business day. The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Short term investments

As of February 2, 2013, short term investments included deposits primarily held in money market accounts with a maturity greater than three months but less than one year.

Accounts Receivable

Accounts receivable generally represent tenant allowances due from lessors. The Company evaluates collectability and has determined that no allowance is necessary. As of fiscal year end 2012, receivables consisted of: construction allowances — $7.7 million; third party sell offs — $1.9 million; and other — $1.0 million. This compares to fiscal year end 2011 of: construction allowances — $6.0 million; and other — $0.7 million.

Merchandise Inventory

Merchandise inventory is valued at the lower of cost (first-in, first-out basis) or market using the retail inventory method. The Company records merchandise receipts at the time they are delivered to our consolidator, as we are not directly importing any merchandise. This is the point at which title and risk of loss transfer to the Company.

The Company reviews its inventory levels to identify slow-moving merchandise and generally uses markdowns to clear slow-moving merchandise. The Company records a markdown reserve based on estimated future markdowns related to current inventory. Each period the Company evaluates the selling trends experienced and the related promotional events or pricing strategies in place to sell through the current inventory levels. Markdowns may occur when inventory exceeds customer demand for reasons of style, seasonal adaptation, changes in customer preference, lack of consumer acceptance of fashion items, competition, or if it is determined that the inventory in stock will not sell at its currently ticketed price. Such markdowns may have an adverse impact on earnings, depending on the extent and amount of inventory affected. The anticipated deployment of new seasonal merchandise is reflected within the estimated future markdowns reserve utilized in valuing current inventory, as such new inventory in certain circumstances will displace merchandise units currently on-hand. The markdown reserve is recorded as an increase to cost of goods sold in the accompanying Consolidated Statements of Income.

The Company also estimates a shrinkage reserve for the period of time between the last physical count and the balance sheet date. The estimate for shrinkage reserve can be affected by changes in merchandise mix and changes in actual shrinkage trends.

Property and Equipment

Property and equipment are recorded on the basis of cost with depreciation and amortization computed utilizing the straight-line method over the estimated useful lives as follows:

Furniture and fixtures	7 years
Leasehold improvements	Lesser of 10 years or lease term
Automobiles	5 years
Computer equipment and software	3 to 5 years

In accordance with the FASB's authoritative guidance related to the impairment or disposal of long-lived assets, impairment losses may be recorded on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. If such a condition occurs, the assets are adjusted to their estimated fair value. Impairment charges of $0.1 million, $0.3 million and $0.2 million were recognized for the fiscal years 2012, 2011, and 2010, respectively, for assets related to stores to be converted and are recorded in selling, general, and administrative expense in the accompanying Consolidated Statements of Income.

Deferred Rent and Tenant Allowances

Deferred rent is recognized when a lease contains a predetermined fixed escalation of minimum rent. The Company recognizes the related rent expense on a straight-line basis from possession date and records the difference between the recognized rental expense and the amounts payable under the lease as deferred rent liability. Also included in deferred rent are tenant allowances received from landlords in accordance with negotiated lease terms. The tenant allowances are amortized as a reduction to rent expense on a straight-line basis over the term of the lease (including the pre-opening build-out period). The short-term portion of deferred rent is recorded in accrued expenses and other current liabilities and the long-term portion is included in deferred rent, tenant allowances and other long-term liabilities in the accompanying Consolidated Balance Sheets.

Insurance and Self-Insurance

The Company uses a combination of insurance and self-insurance for a number of risk management activities including workers' compensation, general liability, automobile liability, and employee-related health care benefits, a portion of which is paid by the employees. Costs related to claims are accrued based on known claims and historical experiences of incurred but not reported claims received from our insurers. The Company believes that it has adequately reserved for its self-insurance liability, which is capped through the use of stop-loss contracts and specified retentions with insurance companies. However, any significant variation of future claims from historical trends could cause actual results to differ from the accrued liability.

Revenue Recognition

Revenue is recognized upon purchase of merchandise by customers. Allowances for sales returns are recorded as a reduction of net sales in the periods in which the sales are recognized. Consistent with our merchandise return policy of 30 days, the allowance for sales returns at each period end is calculated and recorded based upon an estimate of expected returns over a subsequent 30-day period. The allowance for sales returns was $0.7 million, $0.6 million, and $0.4 million for the fiscal years 2012, 2011, and 2010 respectively. Sales tax collected from customers is excluded from revenue and is included as part of accrued expenses and other current liabilities on the Company's Consolidated Balance Sheets.

Deferred revenue is established upon the purchase of gift cards by customers, and revenue is recognized upon redemption of gift cards for merchandise. The Company evaluated unredeemed gift cards and determined that the likelihood of certain gift cards being redeemed by the customer after 18 months was remote, based upon historical redemption patterns of gift cards. We have established a wholly-owned subsidiary to administer the gift card program within a state jurisdiction that does not require remittance of unclaimed property. For those gift cards that were determined redemption would be remote, the Company reversed the liability, and recorded gift card breakage income. Gift card breakage income of $0.7 million, $0.8 million and $0.3 million was recognized for the fiscal years 2012, 2011, and 2010, respectively. Gift card breakage income is recorded as reduction to cost of goods sold.

Cost of Goods Sold

Cost of goods sold includes costs related to merchandise sold, distribution and warehousing, freight from the distribution center to the stores, store occupancy, and buying and merchandising department expenses. Cost of goods sold is reduced by certain vendor allowances received, primarily for markdowns, merchandise marked out of stock and vendor non-compliance charges.

Selling, General and Administrative Expense

Selling, general and administrative expense includes administration, share-based compensation and store expenses but excludes store occupancy costs and freight to stores.

Income Taxes

The Company accounts for income taxes in accordance with the authoritative guidance issued by the FASB, which requires the use of the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the tax rates, based on certain judgments regarding enacted tax laws and published guidance, in effect in the years when those temporary differences are expected to reverse. A valuation allowance is established against the deferred tax assets when it is more likely than not that some portion or all of the deferred taxes may not be realized. Changes in the level and composition of earnings, tax laws or the deferred tax valuation allowance, as well as the results of tax audits may materially impact the effective tax rate.

The Company recognizes income tax liabilities related to unrecognized tax benefits in accordance with the FASB's authoritative guidance related to uncertain tax positions and adjust these liabilities when our judgment changes as the result of the evaluation of new information. The Company classifies interest and penalties as an element of tax expense.

The calculation of the deferred tax assets and liabilities, as well as the decision to recognize a tax benefit from an uncertain position and to establish a valuation allowance require management to make estimates and assumptions. The Company believes that its assumptions and estimates are reasonable, although actual results may have a positive or negative material impact on the balances of deferred tax assets and liabilities, valuation allowances, or net income.

Stock Based Compensation

The Company accounts for share based compensation awards in accordance with the FASB's authoritative guidance, which requires companies recognize all share based payments to employees, including grants of employee stock options, in the consolidated financial statements based on the grant date fair value of the equity or liability instruments issued. The Company recognizes compensation expense for stock option awards on a straight-line basis over the requisite service period of the award. The Company recognizes compensation expense for time-based restricted stock units over the requisite service period. For the performance-based restricted share unit grants in fiscal year 2012, the Company recognized compensation expense on an accelerated attribution method. The Company has historically issued new shares of common stock upon the exercise of employee stock options. See Note 5 "Stock-Based Compensation."

Store Pre-opening Costs

Store pre-opening costs, which consist primarily of occupancy costs and payroll, are expensed as incurred and are included in selling, general and administrative expense in the accompanying Consolidated Statements of Income.

Advertising Costs

The Company expenses advertising costs when incurred. Advertising expense, which is classified in selling, general, and administrative expense in the accompanying Consolidated Statements of Income, was $6.3 million, $5.1 million and $4.0 million for the fiscal years 2012, 2011, and 2010, respectively.

Repairs and Maintenance

The Company capitalizes costs that extend the life of an asset and that meet certain minimal dollar thresholds depending on asset category. All other costs including maintenance agreements are charged to selling, general and administrative expense in the accompanying Consolidated Statements of Income. Repairs and maintenance expense was $2.6 million, $2.1 million and $1.8 million for the fiscal years 2012, 2011, and 2010, respectively. Repairs and maintenance expense does not include any costs for store conversions.

Legal Proceedings and Claims

The Company is subject to certain legal proceedings and claims arising out of the conduct of its business. In accordance with the FASB's authoritative guidance for contingent losses management records a reserve for estimated losses when the loss is probable and the amount can be reasonably estimated. If a range of possible loss exists and no anticipated loss within the range is more likely than any other anticipated loss, the Company records the accrual at the low end of the range. As the Company believes that it has provided adequate reserves, it anticipates that the ultimate outcome of any matter currently pending against the Company will not materially affect the consolidated financial position or results of operations of the Company.

Reserves are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, ruling, advice of counsel and other information pertinent to a particular matter. Significant differences could exist between the actual cost required to investigate, litigate and/or settle a claim or the ultimate outcome of a suit and management's estimate.

Earnings per Share

Basic earnings per common share amounts are calculated using the weighted average number of common shares outstanding for the period. Diluted earnings per common share amounts are calculated using the weighted average number of common shares outstanding plus the additional dilution for all potentially dilutive stock options utilizing the treasury stock method.

The following table shows the amounts used in computing earnings per share and the effect on net income and the weighted average number of shares of potential dilutive common stock (stock options):

	Fiscal Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
	(in thousands, except per share data)		
Net income	$43,901	$38,950	$30,244
Weighted average basic common shares outstanding	24,287	24,417	24,277
Impact of dilutive securities	616	634	725
Weighted average diluted common shares outstanding	24,903	25,051	25,002
Per common share:			
Basic income per common share	$ 1.81	$ 1.60	$ 1.25
Diluted income per common share	$ 1.76	$ 1.55	$ 1.21

Equity awards to purchase 0.8 million, 0.6 million, and 0.3 million shares of common stock for the fiscal years 2012, 2011 and 2010, respectively, were outstanding, but were not included in the computation of weighted average diluted common share amounts as the effect of doing so would have been anti-dilutive.

Note 2 — Fair Value Measurements

The FASB's authoritative guidelines require the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

- *Level 1:* Unadjusted quoted prices in active markets for identical assets and liabilities. The Company's cash, cash equivalents and short term investments of $63.5 million and $72.0 million as of February 2, 2013 and January 28, 2012, respectively, are reported at fair value utilizing Level 1 inputs. The carrying value of these instruments approximate fair value because of their short-term maturity.
- *Level 2:* Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
- *Level 3:* Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability. The Company determined that the fair value measurements related to the impaired long lived assets disclosed in Note 1 are derived from significant unobservable inputs. These non-financial assets are measured on a non-recurring basis when events and circumstances warrant.

In accordance with ASC 820, the following tables represent the fair value hierarchy for the Company's financial assets (cash equivalents) measured at fair value on a recurring basis as of February 2, 2013 and January 28, 2012:

	Fair Value Measurements at February 2, 2013			
	Carrying Amount	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (level 3)
	(in thousands)			
Cash and cash Equivalents				
Cash	$43,519	$43,519	$—	$—
Short Term Investments	$20,000	$20,000	$—	$—
Total	$63,519	$63,519	$—	$—

	Fair Value Measurements at January 28, 2012			
	Carrying Amount	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (level 3)
	(in thousands)			
Cash and cash Equivalents				
Cash	$41,960	$41,960	$—	$—
Short Term Investments	$30,000	$30,000	$—	$—
Total	$71,960	$71,960	$—	$—

Note 3 — Property and Equipment

Property and equipment consisted of the following:

	February 2, 2013	January 28, 2012
	(in thousands)	
Furniture and fixtures	$ 114,992	$ 93,301
Leasehold improvements	129,750	102,731
Computer equipment, software and other	32,494	22,541
Property and equipment, at cost	277,236	218,573
Less accumulated depreciation and amortization	(132,384)	(100,775)
Property and equipment, net	$ 144,852	$ 117,798

Depreciation and amortization expense was $33.0 million, $26.6 million, and $22.0 million for fiscal years 2012, 2011 and 2010, respectively.

Note 4 — Long-Term Debt

Effective April 10, 2008, the Company established a five-year $60 million senior secured revolving credit facility (the Senior Secured Credit Facility) with Bank of America N.A. The ceiling is expandable at the Company's option in increments of $5 million up to a limit of $85 million under certain defined conditions. The Senior Secured Credit Facility initial borrowing was $27.2 million. Proceeds from the initial borrowing were used for the extinguishment of all of the Company's existing long-term debt facilities and the Bank of America N.A. commitment fee. Availability under the Senior Secured Credit Facility is collateralized by a first priority interest in all the Company's assets. On November 24, 2009, the Company amended its Senior Secured Credit Facility with Bank of America, N.A. Key provisions of the amendment include an increase in the borrowing ceiling to $85 million from $60 million, which is further expandable at the Company's option in increments of $5 million up to a limit of $100 million under certain defined conditions. Interest accrues at the higher of the Federal Funds rate plus 0.50%, the prime rate or the adjusted LIBOR rate plus the applicable margin which ranges from 1.25% to 3.00% set quarterly dependent upon average net availability on the facility during the previous quarter. As of February 2, 2013 and January 28, 2012, there were no outstanding borrowings under the Senior Secured Credit Facility. Accordingly, the weighted-average interest rate under the Senior Secured Credit Facility was nil for both of the fiscal years ended February 2, 2013 and January 28, 2012. The Senior Secured Credit Facility includes a fixed charge covenant applicable only if net availability falls below thresholds of 10%. The Company is in compliance with all covenants under the Senior Secured Credit Facility at February 2, 2013. The Senior Secured Credit Facility matures in April 2013.

We are currently finalizing an amendment and restatement of our senior secured credit facility with Bank of America, due to mature on April 10, 2013. We expect that the facility, as amended and restated, will be a five-year $100 million senior secured revolving credit facility which is further expandable at our option in increments of $10 million up to a maximum of $130 million under certain defined conditions.

Note 5 — Stock-Based Compensation

In November 2009, the Company adopted the 2009 Omnibus Incentive Plan (the 2009 Plan) in connection with the Company's initial public offering, pursuant to which key employees, officers, and directors shall be eligible to receive grants of stock options, stock appreciation rights, restricted stock or restricted stock units to purchase or receive, as applicable, up to an aggregate of 3,626,000 shares of common stock based on eligibility, vesting, and performance standards established by the board of directors. Stock options granted are generally exercisable ratably over three or four years, subject to certain employment terms and conditions. The stock options generally expire ten years from the date of issuance. On March 9, 2012, the Compensation Committee approved a form of Performance Share Unit Award Agreement (the "PRSU Agreement") for the 2009 Plan. For 2012, performance share units were earned over a performance period of one year, and vest ratably over three years. To date, 902,508 stock options, 357,152 restricted stock units, and 154,973 performance share unit awards have been granted and no stock appreciation rights or restricted stock have been issued under the 2009 Plan. The Company expects to reissue from treasury stock for future issuances of share based payments.

Effective May 15, 2003, the Company adopted the 2003 Ownership Incentive Plan (the 2003 Plan) pursuant to which key employees, officers, and directors were eligible to receive options to purchase common stock for an aggregate of up to 19.8% of the number of shares of the common stock outstanding upon adoption of the 2003 Plan based on eligibility, vesting, and performance standards established by the board of directors. Upon adopting the 2009 Plan, the Company discontinued use of the 2003 Plan and no further option grants will be made under the 2003 Plan.

Stock Option Activity

The following table represents stock options granted, vested, and expired under the existing share based compensation plans for fiscal year ended February 2, 2013.

	Common Stock Options	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)	(per share)	(in years)	
Outstanding January 29, 2012	1,600	$18.41	7.32	$15,680
Granted	125	27.33		
Exercised	(157)	6.93		
Expired or forfeited	(15)	21.68		
Outstanding February 2, 2013	1,553	$20.26	6.66	$16,056
Vested at February 2, 2013	953	$15.55	5.89	$14,122

As of February 2, 2013, the Company had 2,211,340 shares available for stock grants. The Company recognized $10.5 million, $4.9 million, and $2.2 million in compensation expense related to stock options for the fiscal years 2012, 2011, and 2010, respectively. The weighted-average fair value of stock options at the grant date was $13.67, $16.13 and $17.37 for the fiscal years 2012, 2011, and 2010, respectively. The intrinsic value of options exercised was $3.5 million, $2.2 million and $3.8 million for the fiscal years 2012, 2011, and 2010, respectively. All outstanding vested options are currently exercisable as of February 2, 2013. The fair value of stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following range of weighted-average assumptions:

	Fiscal Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Risk-free interest rate(1)	1.1% - 1.8%	1.24% - 3.10%	1.52% - 2.46%
Dividend yield	—	—	—
Volatility factors for the expected market price of the Company's common stock(2)	53.0%	55.0% - 56.0%	55.0%
Weighted average expected term(3)	6.0 years	6.0 years	6.3 years

(1) Based on the U.S. Treasury yield curve in effect at the time of grant with a term consistent with the expected life of stock options.

(2) Expected stock price volatility is based on comparable volatilities of peer companies within rue21's industry.

(3) Represents the period of time options are expected to be outstanding. The weighted-average expected option term was determined using the "simplified method", as allowed by Staff Accounting Bulletin Topic 14. The expected term used to value a share option grant under the simplified method is the midpoint between the vesting date and the contractual term of the share option.

The following table summarizes information regarding non-vested outstanding stock options as of February 2, 2013:

	Shares	Weighted Averaged Fair Value at Grant Date
	(in thousands)	(per share)
Non-vested as of January 29, 2012	810	$14.20
Granted	125	13.67
Vested	(325)	12.76
Cancelled	(10)	11.78
Non-vested as of February 2, 2013	600	$14.91

As of February 2, 2013, there was $8.9 million of unrecognized compensation expense related to non-vested stock option awards that is expected to be recognized over a weighted-average period of 0.80 years. The total fair value of shares vested during the fiscal years 2012, 2011, and 2010, was $4.1 million, $2.7 million and $0.8 million, respectively.

Restricted Stock Unit Activity

Time-based restricted stock units vest over three years.

Performance-based restricted stock unit awards vest over three years if the performance is achieved in the first year period. The level of goal achievement, if any, will determine the number of shares that can be received.

Below is a summary of restricted stock unit activity for the year ended February 2, 2013:

Restricted Stock Unit Grants

	Time-Based Restricted Stock Units For the Year Ended February 2, 2013		Performance Share Units For the Year Ended February 2, 2013	
	Shares	Weighted Averaged Fair Value at Grant Date	Shares	Weighted Averaged Fair Value at Grant Date
	(in thousands)	(per share)	(in thousands)	(per share)
Non-vested as of January 28, 2012	162	$29.85	—	$ —
Granted	182	$27.20	155	$27.24
Vested	(63)	$29.84	—	$ —
Expired or forfeited	(1)	$30.12	—	$ —
Non-vested as of February 2, 2013	280	$28.12	155	$27.24

The total fair value of time-based restricted stock units granted during fiscal year 2012 was $5.0 million. As of February 2, 2013, there was $7.9 million of total unrecognized compensation cost related to non-vested restricted stock units. The unrecognized cost is expected to be recognized over a weighted-average period of 1.0 years.

The total fair value of performance share units during fiscal year 2012 was $4.2 million. As of February 2, 2013, there was $1.6 million of total unrecognized compensation cost related to non-vested performance share units. The unrecognized cost is expected to be recognized over a weighted average period of 1.29 years.

Note 6 — Lease Commitments

All of the Company's operations are conducted from leased premises. Store leases provide for base rentals, some of which increase over time, and the payment of a percentage of sales as additional rent when sales exceed specified levels; the latter, providing the basis upon which material contingent rental payments are determined. Minimum rentals relating to these leases are recorded on a straight-line basis. Generally, lease terms are five to ten years in length excluding renewal options. In addition, the Company is typically responsible under its leases for maintenance, common area charges, real estate taxes, and certain other expenses. Point of sale equipment is also leased by the Company for a term of four years. All leases are classified as operating leases.

A summary of fixed minimum and contingent rent expense for all operating leases follows:

	Fiscal Year Ended		
(in thousands)	February 2, 2013	January 28, 2012	January 29, 2011
Store Rent :			
Fixed minimum	$66,631	$56,421	$44,276
Contingent	3,868	3,388	2,700
Total store rent, excluding common maintenance charges, real estate taxes and certain other expenses	70,499	59,809	46,976
Offices, distribution facilities and equipment	5,308	4,371	3,320
Total Rent Expense	$75,807	$64,180	$50,296

The table below summarizes future annual minimum lease obligations under all operating leases as required by the lease agreements:

(in thousands) Fiscal Year	
2013	$ 75,921
2014	69,924
2015	63,994
2016	57,328
2017	49,855
Thereafter	144,151
Total future lease obligations	$461,173

Note 7 — 401(k) Profit Sharing Plan

The Company sponsors a qualified 401(k) plan with a contributory profit-sharing feature (the Plan) for eligible employees. Under the provisions of the plan, employees must have completed one year of service and be at least 21 years of age to be eligible. The plan permits participants of the plan to contribute up to 50% of pretax annual compensation as defined in the plan, subject to certain limitations. The Company matches 100% of participant contributions up to 4% of pretax annual compensation as defined in the plan. Profit-sharing contributions to the plan, as determined by the Board of Directors, are discretionary, but generally may not exceed 15% of defined annual compensation paid to all participating employees. 401(k) matching contributions and profit-sharing contributions to the plan were $0.9 million, $0.7 million and $0.6 million for the fiscal years 2012, 2011, and 2010, respectively, and are included in selling, general, and administrative expense in the Consolidated Statements of Income.

Note 8 — Income Taxes

The provision for income taxes at the fiscal years 2012, 2011, and 2010 consists of the current and deferred elements in the table below:

Income Taxes

(in thousands)	Fiscal Year Ended February 2, 2013	January 28, 2012	January 29, 2011
Current:			
Federal	$23,918	$15,051	$15,834
State	3,418	3,017	3,030
Total current	27,336	18,068	18,864
Deferred:			
Federal	(2,254)	5,819	939
State	(495)	18	(275)
Total deferred	(2,749)	5,837	664
Total provision for income taxes	$24,587	$23,905	$19,528

The Company's income taxes determined at the statutory rate for the fiscal years 2012, 2011 and 2010 differ from the actual rate as follows:

	Fiscal Year Ended February 2, 2013	January 28, 2012	January 29, 2011
Effective Rate			
Statutory rate	35.0%	35.0%	35.0%
State taxes	2.6%	3.3%	3.8%
Permanent differences	0.1%	0.2%	0.7%
Other	(1.8%)	(0.5%)	(0.3%)
Total	35.9%	38.0%	39.2%

As a result of temporary differences, the Company has the following net deferred tax amounts at February 2, 2013, January 28, 2012 and January 29, 2011:

(in thousands)	Fiscal Year Ended February 2, 2013	January 28, 2012	January 29, 2011
Deferred tax assets:			
Deferred Rent	$ 25,057	$ 20,317	$ 15,925
Accrued Compensation	5,789	2,639	1,675
Inventory	1,607	1,308	1,127
Accrued Reserve	47	174	192
Other	11	9	42
Total deferred tax assets	32,511	24,447	18,961
Deferred tax liabilities:			
Fixed assets	(36,226)	(30,911)	(19,588)
Net deferred tax (liability) asset	$ (3,715)	$ (6,464)	$ (627)

(in thousands)	Fiscal Year Ended February 2, 2013	January 28, 2012	January 29, 2011
Current-deferred tax assets	$ 5,910	$ 5,121	$ 5,024
Noncurrent-deferred tax liabilities	(9,625)	(11,585)	(5,651)
Total	$(3,715)	$ (6,464)	$ (627)

The following table summarizes the activity related to our unrecognized tax benefits:

Gross balance as of January 30, 2010	$ 35
Prior period tax positions — (decrease)	(1)
Gross balance as of January 29, 2011	34
Prior period tax positions — (decrease)	(34)
Gross balance as of January 28, 2012	0
Prior period tax positions — (decrease)	0
Gross balance as of February 2, 2013	$ 0

The gross amount of unrecognized tax benefits at fiscal years ended 2012, 2011, and 2010 was $0, $0 and $34,000, respectively. Over the next 12 months the company believes that there will be no material change in unrecognized tax benefits.

The Company classifies interest and penalties as an element of tax expense. The amount of tax related interest and penalties for fiscal years ended 2012, 2011 and 2010, respectively, was not material.

The Company files a consolidated U.S. Federal Tax returns as well as various state tax returns. The Company's U.S. Federal tax returns are open for further audit by taxing authorities for the periods of 2008 through 2012. The principal state jurisdictions that remain open to examination for the periods 2008 and forward are: Pennsylvania, Texas, North Carolina, Illinois, and West Virginia.

Note 9 — Commitments and Contingencies

We are subject to various proceedings, lawsuits, disputes, and claims arising in the ordinary course of our business. Many of these actions raise complex factual and legal issues and are subject to uncertainties. Actions filed against us from time to time include commercial, intellectual property, customer, and employment actions, including class action lawsuits. The plaintiffs in some actions seek unspecified damages or injunctive relief, or both. Actions are in various procedural stages, and some are covered in part by insurance. Given the uncertain nature of litigation generally, we are not able in all cases to estimate the amount or range of loss that could result from an unfavorable outcome of the litigation to which we are a party. In accordance with U.S. generally accepted accounting principles, we establish accruals to the extent probable future losses are estimable. Nevertheless, we could incur charges in excess of any currently established accruals and any available insurance. Any such future charges, individually or in the aggregate, could have a material adverse effect on our consolidated results of operations and consolidated cash flows.

On June 11, 2010, Elva Perez, a former employee, on behalf of herself and a purported class of all of our other similarly situated California employees, filed a complaint in the Superior Court of California, County of Santa Cruz. The complaint alleges, among other things, that we have forced our in-store employees to work off-the-clock without compensation; failed to pay overtime wages; failed to provide in-store employees bona fide meal and rest periods; failed to reimburse in-store employees for business expenses they incur; and failed to provide accurate, timely itemized wage statements, in violation of the California Labor Code, the California Industrial Welfare

Commission Wage Orders and the California Business and Professions Code. The complaint seeks, among other things, an order awarding compensatory and liquidated damages, including unpaid wages; an award of restitution; an order imposing civil penalties; an order enjoining us from committing future violations of the laws allegedly violated; and interest, attorney's fees and costs. The Company denied the allegations made by the Plaintiff and asserted various defenses. On June 6, 2012, the Court certified a class of all individuals employed in our California locations as hourly store managers, assistant store managers and sales clerks from June 11, 2006 to pursue claims related to meal breaks, meal premium pay, work-related travel claims, travel expense claims, bag check claims, and pay record claims. On October 4, 2012, the parties to the litigation agreed to a settlement under which we agreed to pay $2,750,000 as a gross settlement amount, which will, among other things, be used to provide payments to employees participating in the certified class and to pay for fees and expenses of class counsel. The plaintiff, on behalf of herself and the employees participating in the certified class, will provide a general release, releasing us from all claims, from June 11, 2006 until the date the Court preliminarily approves the settlement agreement, that were pled or could have been pled based on the factual allegations set forth in the complaint. The Court granted final approval of the settlement on March 22, 2013 and the Company has paid the full settlement amount.

Note 10 — Related Party Transactions

At February 2, 2013, funds advised by Apax owned approximately 30% of the Company's outstanding common stock.

We reimburse Apax for reasonable expenses incurred to attend Board of Director meetings. Amounts paid to Apax totaled $11,000, $9,000 and $35,000 for fiscal years 2012, 2011, and 2010, respectively.

Note 11 — Subsequent Events

On March 19, 2013, the board of directors authorized an additional $25 million under its stock repurchase program. Under the stock repurchase program, the Company may repurchase shares in the open market at current market prices at the time of purchase or in privately negotiated transactions. The timing and actual number of shares repurchased under the program will depend on a variety of factors including price, corporate and regulatory requirements, and other market and business conditions. The Company may suspend or discontinue the program at any time, and may thereafter reinstitute purchases, all without prior announcement.

Note 12 — Selected Quarterly Financial Data (Unaudited)

The following table sets forth certain unaudited quarterly financial information (in thousands, except share and per share amounts):

	Thirteen Weeks Ended			
	April 28, 2012	July 28, 2012	October 27, 2012	February 2, 2013
Fiscal Year 2012				
Net Sales	$205,615	$202,059	$225,158	$269,054
Gross profit	79,681	79,531	85,106	101,200
Net income	11,602	9,090	8,165	15,044
Basic income per common share	0.47	0.37	0.34	0.63
Diluted income per common share	0.46	0.36	0.33	0.62
Weighted average basic common shares outstanding	24,480	24,420	23,939	23,783
Weighted average diluted common shares outstanding	25,119	25,022	24,555	24,393

	Thirteen Weeks Ended			
	April 30, 2011	July 30, 2011	October 29, 2011	January 28, 2012
Fiscal Year 2011				
Net Sales	$172,875	$172,770	$194,761	$219,896
Gross profit	67,246	67,629	71,400	80,365
Net income	9,619	7,669	8,741	12,921
Basic income per common share	0.39	0.31	0.36	0.53
Diluted income per common share	0.38	0.31	0.35	0.52
Weighted average basic common shares outstanding	24,383	24,415	24,461	24,467
Weighted average diluted common shares outstanding	25,063	25,080	25,066	25,054

Item 9. ***Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures, as defined in Rule 13(a)-15(e), as of the end of the period covered by this Annual Report on Form 10-K pursuant to Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K are effective in ensuring that information required to be disclosed in our Exchange Act reports is (1) recorded, processed, summarized and reported in a timely manner and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance to our management and board of directors regarding the reliability of our financial reporting and the preparation and fair presentation of published financial statements in accordance with accounting principles generally accepted in the United States of America.

Our management assessed the effectiveness of our internal control over financial reporting as of February 2, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on that assessment, our management concluded that, as of February 2, 2013, our internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report issued an attestation report on the Company's internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the Company's fourth quarter of fiscal year 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of rue21, inc.

We have audited rue21, inc.'s internal control over financial reporting as of February 2, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). rue21, inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, rue21, inc. maintained, in all material respects, effective internal control over financial reporting as of February 2, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of rue21, inc. as of February 2, 2013 and January 28, 2012 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended February 2, 2013 of rue21, inc. and our report dated April 3, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Pittsburgh, Pennsylvania
April 3, 2013

Item 9B. ***Other Information.***

None.

Part III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

The information required by this item is incorporated herein by reference to the sections entitled "Proposal No. 1-Election of Directors", "Information Concerning Our Board of Directors — Audit Committee," "Information Concerning Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Information Concerning Our Board of Directors — Code of Business Conduct and Ethics" in the 2013 Proxy Statement.

The Code applies to all employees including our principal executive officer, principal financial officer, controller and persons performing similar functions. The Code is available on our website, www.rue21.com, under "Investor Relations, Corporate Governance" and in print to any person who requests it. Any amendments to, or waivers from, a provision of our Code that applies to our principal executive officer, principal financial officer or persons performing similar functions and that relates to any element of the Code enumerated in paragraph (b) of Item 406 of Regulation S-K shall be disclosed by posting such information on our website.

Item 11. ***Executive Compensation.***

The information required by this item is incorporated herein by reference to the sections entitled "Information Concerning our Board of Directors — Director Compensation" and "Understanding Our Director Compensation Table," "Executive Compensation" "Information Concerning our Board of Directors — Compensation Committee — Compensation Committee Interlocks and Insider Participation" and "Executive Compensation — Compensation Committee Report" in the 2013 Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The information required by this item is incorporated herein by reference to the sections entitled "Stock Ownership" and "Equity Compensation Plan Information" in the 2013 Proxy Statement.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

The information required by this item is incorporated herein by reference to the sections "Certain Relationships and Transactions with Related Persons", "Information Concerning our Board of Directors — Compensation Committee — Compensation Committee Interlocks and Insider Participation" and "Information Concerning our Board of Directors — Director Independence" in the 2013 Proxy Statement.

Item 14. ***Principal Accountant Fees and Services.***

The information required by this item is incorporated herein by reference to the section entitled "Proposal 4 — Ratification of Independent Registered Public Accounting Firm For Fiscal Year 2013 — Audit and Non-Audit Fees and Independent Public Accountants" in the 2013 Proxy Statement.

Part IV

Item 15. *Exhibits, Financial Statement Schedules.*

(a) The following documents are filed as part of this Form 10-K:

1. Financial Statements: See "Index to Consolidated Financial Statements" in Part II, Item 8 of this Form 10-K for a list of the Financial Statements required to be filed herewith.

2. Financial Statement Schedule: All Schedules are omitted because they are not required or because the information is immaterial or provided elsewhere in the Consolidated Financial Statements or Notes thereto.

3. Exhibits: See Exhibit Index following the signature page of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

rue21, inc.

By: /s/ *Robert N. Fisch*
Name: Robert N. Fisch
Title: President and Chief Executive Officer

Date: April 3, 2013

By: /s/ *Keith A. McDonough*
Name: Keith A. McDonough
Title: Senior Vice President and Chief Financial Officer

Date: April 3, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ *Robert N. Fisch* Robert N. Fisch	President, Chief Executive Officer and Chairman (principal executive officer)	April 3, 2013
/s/ *Keith A. McDonough* Keith A. McDonough	Senior Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	April 3, 2013
/s/ *Arnold S. Barron* Arnold S. Barron	Director	April 3, 2013
/s/ *Harlan Kent* Harlan Kent	Director	April 3, 2013
/s/ *Macon F. Brock Jr.* Macon F. Brock	Director	April 3, 2013
/s/ *Laura Sen* Laura Sen	Director	April 3, 2013
/s/ *Bruce A. Hartman* Bruce A. Hartman	Director	April 3, 2013
/s/ *John F. Megrue, Jr.* John F. Megrue, Jr.	Director	April 3, 2013
/s/ *Alex S. Pellegrini* Alex S. Pellegrini	Director	April 3, 2013

Exhibit Index

3.1	Registrant's Amended and Restated Certificate of Incorporation, incorporated by reference to Exhibit 4.1 to the Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (SEC File No. 333-164401) filed on February 19, 2010.
3.2	Registrant's Amended and Restated By-laws, incorporated by reference to Exhibit 4.2 to the Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (SEC File No. 333-164401) filed on February 19, 2010.
4.1	Specimen Common Stock Certificate, incorporated by reference to Exhibit 4.1 to the Registrant's Form S-1/A (File No. 333-161850) filed on November 10, 2009.
10.1	Employment Agreement dated as of January 1, 2008, by and between Robert Fisch and rue21, inc., incorporated by reference to Exhibit 10.1 to Registrant's Form S-1 (File No. 333-161850) filed on September 10, 2009.
10.2	Amended and Restated Employment Agreement, dated as of December 17, 2010, by and between Robert Fisch and rue 21, inc., incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed on December 21, 2010.
10.3	rue21, inc. Second Amended and Restated 2003 Ownership Incentive Plan, incorporated by reference to Exhibit 4.3 to the Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (SEC File No. 333-164401) filed on February 19, 2010.
10.4	rue21, inc. 2009 Omnibus Incentive Plan, incorporated by reference to Exhibit 4.4 to the Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (SEC File No. 333-164401) filed on February 19, 2010.
10.5	Credit Agreement, dated April 10, 2008, among rue21, inc., as lead borrower, the borrowers named therein, r services llc, as guarantor and Bank of America, N.A. as administrative agent, collateral agent, swing line lender and letter of credit issuer, and the other lender parties thereto, incorporated by reference to Exhibit 10.5 to Registrant's Form S-1 (File No. 333-161850) filed on October 13, 2009.
10.6	Security Agreement, dated April 10, 2008, by and among rue21, inc., as lead borrower, r services llc, as guarantor, and Bank of America, N.A., as collateral agent, incorporated by reference to Exhibit 10.6 to Registrant's Form S-1 (File No. 333-161850) filed on September 10, 2009.
10.7	Guaranty, dated April 10, 2008, by r services llc, as guarantor, in favor of Bank of America, N.A., as administrative agent and collateral agent, incorporated by reference to Exhibit 10.7 to Registrant's Form S-1 (File No. 333-161850) filed on September 10, 2009.
10.8	First Amendment to Credit Agreement by and among rue21, inc., as the Lead Borrower, r services llc, as Guarantor, and Bank of America, N.A., as Lender, Administrative Agent, Collateral Agent, Swing Line Lender and Letter of Credit Issuer, dated November 24, 2009, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed on December 1, 2009.
10.9	First Amendment to Security Agreement by and among rue21, inc., as the Lead Borrower, r services llc, as Guarantor, and Bank of America, N.A. as Collateral Agent, dated November 24, 2009, incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed on December 1, 2009.
10.10	First Amendment to Intellectual Property Security Agreement by and among rue21, inc., as the Lead Borrower, r services llc, as Guarantor, and Bank of America, N.A. as Collateral Agent, dated November 24, 2009, incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed on December 1, 2009.
10.11	Second Amendment to Credit Agreement by and among rue21, as the Lead Borrower, rue services corporation, r services llc, as Guarantor and Bank of America, N.A. as Lender, Administrative Agent, Collateral Agent, Swing Line Lender and Letter of Credit Issuer, dated November 18, 2011, incorporated by reference to Exhibit 10.1 to Registrant's Form 10-Q filed on December 2, 2011.

10.12	Lease by and between West Virginia Economic Development Authority, as Landlord, and rue21, inc. as Tenant, dated July 8, 2011, filed as Exhibit 10.1 to Current Report on Form 8-K filed on July 14, 2011
10.13	Form of Indemnification Agreement for Directors, incorporated by reference to Exhibit 10.12 to Registrant's Form S-1/A (File No. 333-161850) filed on November 9, 2009.
10.14	Form of Indemnification Agreement for Officers, incorporated by reference to Exhibit 10.17 to Registrant's Form S-1/A (File No. 333-161850) filed on November 9, 2009.
10.15	Form of Non-Qualified Stock Option Agreement, incorporated by reference to Exhibit 10.13 to Registrant's Form S-1/A (File No. 333-161850) filed on November 2, 2009.
10.16	Form of Stock Appreciation Rights Agreement, incorporated by reference to Exhibit 10.14 to Registrant's Form S-1/A (File No. 333-161850) filed on November 2, 2009.
10.17	Form of Restricted Stock Unit Agreement, incorporated by reference to Exhibit 10.2 to Registrant's Form 10-Q, filed on December 2, 2011, under the 2009 Omnibus Incentive Plan.
10.18	Form of Restricted Stock Agreement, incorporated by reference to Exhibit 10.16 to Registrant's Form S-1/A (File No. 333-161850) filed on November 2, 2009.
10.19	Form of Performance Share Unit Award, incorporated by reference to Exhibit 10.1 to Registrant's Form 8-K filed March 15, 2012.
21.1*	List of subsidiaries of rue21, inc.
23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm.
31.1*	Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer of rue21 inc. (Section 302 of the Sarbanes-Oxley Act of 2002).
31.2*	Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer of rue21 inc. (Section 302 of the Sarbanes-Oxley Act of 2002).
32.1*	Certification of the Chief Executive Officer of rue21 inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of the Chief Financial Officer of rue21 inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101*	Interactive Data File.

* Filed herewith.

Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Organization
r services llc	Virginia
rue services corporation	Delaware

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-174846) of rue21, inc. and in the Registration Statement (Form S-8 No. 333-164401) pertaining to the rue21, inc. Amended and Restated 2003 Ownership Incentive Plan and the rue21, inc. 2009 Omnibus Incentive Plan of our reports dated April 3, 2013 with respect to the consolidated financial statements of rue21, inc., and the effectiveness of internal control over financial reporting of rue21, inc., included in this Annual Report (Form 10-K) for the year ended February 2, 2013.

/s/ ERNST & YOUNG LLP

Pittsburgh, Pennsylvania
April 3, 2013

Exhibit 31.1

CERTIFICATIONS

I, Robert Fisch, certify that:

1. I have reviewed this Annual Report on Form 10-K of rue21, inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ *Robert Fisch*

Robert Fisch
President and Chief Executive Officer
(Principal Executive Officer)
April 3, 2013

Exhibit 31.2

CERTIFICATIONS

I, Keith McDonough, certify that:

1. I have reviewed this Annual Report on Form 10-K of rue21, inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ *Keith McDonough*

Keith McDonough
Senior Vice President and Chief Financial
Officer *(Principal Financial Officer)*
April 3, 2013

Exhibit 32.1

Certification of the Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of rue21, inc. (the Registrant) on Form 10-K for the period ended February 2, 2013 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Robert Fisch, Chairman and Chief Executive Officer of the Registrant, certify to the best of my knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ *Robert Fisch*

Robert Fisch
Chairman and Chief Executive Officer

Date: April 3,2013

Exhibit 32.2

**Certification of the Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of rue21, inc. (the Registrant) on Form 10-K for the period ended February 2, 2013 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Keith McDonough, Senior Vice President and Chief Financial Officer of the Registrant, certify to the best of my knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ *Keith McDonough*

Keith McDonough
Senior Vice President and Chief Financial Officer

Date: April 3, 2013

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rue21.com

